FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box of Amendment is material and investors must reconfirm within five business days.

☒ **Form C-AR: Annual Report**

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer:
LaneAxis, Inc.

Legal status of issuer

> ***Form***
> C-Corporation
>
> ***Jurisdiction of Incorporation / Organization***
> Delaware
>
> ***Date of organization***
> June 4, 2015

Physical address of issuer
520 Newport Center Drive, Suite 670, Newport Beach, CA 92660

Website of issuer
https://laneaxis.com

Current number of employees
35

	Most recent fiscal year-end December 31, 2022	Prior fiscal year-end December 31, 2021
Total Assets	$ 4,195,659	$ 4,409,932
Cash & Cash Equivalents	$ 482,897	$ 2,590,189
Accounts Receivable	$ 2,015,000	$ 0
Short-term Debt	$ 240,099	$ 232,499
Long-term Debt	$ 0	$ 0
Revenues/Sales	$ 3,078,196	$ 1,974,762
Cost of Goods Sold	$ 0	$ 0
Taxes Paid	$ 0	$ 0
Net Income/(Loss)	$ (957,605)	$ (920,858)

October 19, 2023

ANNUAL REPORT

FORM C-AR



LaneAxis, Inc.

This Annual Report on Form C-AR (this "Form C-AR" or "Annual Report") is being furnished by LaneAxis, Inc., a Delaware corporation (together with its subsidiaries, the "Company," "we," "us" or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "SEC").

The Company, having offered and sold shares of its common stock $0.0001 par value per share, pursuant to Regulation Crowdfunding ("Regulation CF") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), is filing this Annual Report pursuant to Rule 202 of Regulation CF for the fiscal year ended December 31, 2022, which requires that the Company must file a report with the SEC annually and post the report on its website at https://laneaxis.com.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF by (i) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (ii) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (iii) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (iv) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (v) the liquidation or dissolution of the Company.

The date of this Annual Report is October 19, 2023.

THIS ANNUAL REPORT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Annual Report or any documents incorporated by reference herein or therein speaks only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Annual Report and the Exhibits hereto.

General

LaneAxis was incorporated in June 2015 in the State of Delaware. LaneAxis operates LaneAxis Direct Network, LaneAxis, founded in June 2015 in Delaware, operates the LaneAxis Direct Network, a cutting-edge Software as a Service (SaaS) platform. This platform is dedicated to enhancing the efficiency of the freight transportation industry through an innovative shipper-to-carrier direct freight tendering model known as the "LaneAxis Network." Its primary mission is to eliminate the staggering $200+ billion in annual fees imposed by transportation intermediaries, significantly reduce 20-30 billion empty truck miles yearly, offer real-time visibility into all loads, and bring transparency to freight rate pricing in real-time. These efforts aim to streamline the notoriously inefficient and chaotic U.S. freight industry.

LaneAxis recognized early on that among the various costly aspects of freight transportation, per-load freight rates are the most impactful. The trucking industry has long struggled with obscure and deceptive pricing, primarily due to broker-based "load boards" and the substantial margins taken by intermediaries. Leveraging LaneAxis' proprietary software and artificial intelligence, the platform provides shippers and carriers with transparent, real-time pricing, bypassing the need for intermediaries. LaneAxis can seamlessly integrate with Transportation Management Systems (TMSs) or function as a standalone system, providing access to real-time freight rates and trucking capacity, complete with a risk assessment score for all carriers.

The Goal

LaneAxis has maintained a singular mission: to achieve cost savings and deliver real-time, direct visibility to the extensive network of over a million independent carriers in the Supply Chain.

As the company matures, its years of technological advancements have set it apart. Intermediaries like freight brokers and third-party logistics companies (3PLs) charge exorbitant fees, ranging from $200 billion to $300 billion annually, for services that lack value and transparency. These intermediaries contribute to the chaos in freight transportation to justify their existence, without revealing the freight rates they charge shippers or their commission percentages. Truckers suffer the most, as they operate in financial obscurity, accepting rates that barely cover their operational costs. Other technology platforms claiming to provide direct freight services act essentially as electronic freight brokerages. Our technology platform is a transactional model allowing shippers and carriers complete transparency in the per shipment rate cost.

LaneAxis boasts its own patents for the design of a shipper-to-carrier direct optimization platform granted by the USPTO in March 2018, with additional patents pending.

A glaring issue with the outdated broker model is the widespread practice of brokers pocketing high commissions, ranging from 20% to 70%, from freight movements, directly impacting drivers' earnings. Furthermore, the largely unregulated nature of freight brokerage fees gives brokers unchecked control, resulting in a chaotic and inefficient freight transportation landscape. Brokers are not obligated to disclose payments from shippers to carriers, and they may blacklist carriers who inquire about these payments, leaving carriers in financial hardship. Shippers often remain unaware of the payments made to carriers and have little knowledge of the carriers handling their loads. Aside from the high per-load broker commission, other problems include insufficient real-time capacity visibility, lack of direct connectivity, unexpected detention times, fraudulent documentation, and inadequate in-transit visibility, all leading to inefficient and inaccurate supply chain metrics.

In contrast to the current fragmented state of the industry, LaneAxis aspires to create a comprehensive transportation network akin to the aviation industry. Artificial Intelligence plays a pivotal role in transforming traditional trucking concepts, rendering terms such as full truckload shipments ("FTL"), less-than-truckload shipments ("LTL"), regional, and last mile obsolete under the category of "Network Visibility." Modern technologies, real-time

tracking, and incentives for drivers to share their live locations will enable shippers to efficiently locate and choose the most suitable carriers for their loads, optimizing the entire supply chain.

Frequently asked, people wonder why LaneAxis, an evident game-changer, isn't experiencing explosive growth on its own. To address this question, let's begin with the obvious. In the era before technological advancements, freight brokers were indispensable. Shippers simply lacked the time and personnel to manage direct relationships with the vast multitude of independent carriers. Tasks such as contracting, insurance verification, load tracking, incident management, delays, payments, and handling legacy costs all necessitated the involvement of intermediary operations to handle their daily load requirements.

Today, the LaneAxis network can replicate 100% of what a traditional broker can do but at a staggering 99% reduction in cost. The catalyst for industry transformation towards direct relationships will be driven by our marketing exposure and our strategic partnerships, which have direct access to key decision-makers.

Revenue Streams

Carrier Subscription:

Monthly: $29.99

Yearly: $299.00

Shipper Subscription:

Monthly: $399.99

Yearly: $3,999.99

Network Invites:

5 Invites: $15

10 Invites: $30

15 Invites: $45

20 Invites: $60

Carrier Safety Score Reports

10 Reports: $10

20 Reports: $20

40 Reports: $40

Fuel Rebates:

Network revenue based on users' total gallons consumed each month

Shipments:

Shipper Shipment:
1% of shipment price
+ $5 on each shipment

Carrier Shipment:
1% per load

Storage:

Subscription for Partnered Shippers to join:
$9.99

Storage Order Processing Fee:
10%

Additional Revenue Streams

Network Revenue: (current and planned)

- Shipments Booked Rate - Transaction Fee
- Carrier Monthly Subscriptions
- TCS Fuel Network Rebates

- IT Services - This includes LaneAxis white label solution leasing, software development revenue, IT maintenance revenue and consulting
- Carrier Loads Purchased
- Revenue on Transcap Credit line and Factoring
- Partnership Revenue Incentives
- Merchandise Revenue
- Digital Media Collaboration Revenue
- IP Lease Agreements - 3 opportunities in play
- Integration
- Seminars and Training Revenue - Users of the network would pay for training on various business aspecs.
- Shared Revenue Partnership with ELD Provider(s)
- Shippers Monthly Subscription



App view of Fuel Rebate Program - LaneAxis earns percentage of every gallon pumped



Warehouse Storage Dashboard

Industry Description

Trucking companies provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability and faster transit times than other surface transportation options. The trucking industry is comprised principally of two types of motor carriers: LTL and truckload. LTL freight carriers typically pick up multiple shipments from multiple customers on a single truck. The LTL freight is then routed through a network of service centers where the freight may be transferred to other trucks with similar destinations. LTL motor carriers generally require a more expansive network of local pickup and delivery service centers, as well as larger breakbulk, or hub, facilities. In contrast, truckload carriers generally dedicate an entire truck to one customer from origin to destination.

Significant capital is required to create and maintain a network of service centers and a fleet of tractors and trailers. The high fixed costs and capital spending requirements for LTL motor carriers make it difficult for new start-up or small operators to effectively compete with established carriers. In addition, successful LTL motor carriers generally employ, and regularly update, a high level of technology-based systems and processes that provide information to customers and help reduce operating costs.

Over-the-Road Freight

The over-the-road freight sector includes both private fleets and "for-hire" carriers. Trucks moved more than 11.4 billion tons of freight in 2022, generating more than $940 billion – both increases from the previous year, according to the latest edition of American Trucking Associations' American Trucking Trends 2023. The industry collected 80.7% of the nation's freight bill – generating $940.8 billion.

The American Trucking Association ("ATA") estimates that U.S. freight transportation will increase to over $1.6 trillion by 2030. Private fleets consist of tractors and trailers owned and operated by shippers that move their own goods and, according to the National Private Truck Council, accounted for revenue of approximately $300 billion in

2022. For-hire carriers transport truckload and LTL freight belonging to others and, according to the ATA, accounted for revenue of approximately $450 billion in 2022.

$940.8 billion in gross freight revenues (primary shipments only) from trucking, representing 80.7% of the nation's freight bill in 2022.

LTL carriers specialize in consolidating shipments from multiple shippers into truckload quantities for delivery to multiple destinations. LTL carriers are traditionally divided into two categories — national and regional. National carriers typically focus on two-day or longer service across distances greater than 1,000 miles, while regional carriers typically offer delivery in less than two days. According to the ATA, the U.S. LTL market generated revenue of approximately $42 billion in 2019.

Overall freight tonnage will grow to 20.6 billion tons in 2030, up 25.6% from 2019's projection of 16.4 billion tons.

Freight industry revenues will increase 53.8% to $1.601 trillion over the next decade.

Third-Party Logistics

Third-party logistics ("3PL") providers offer transportation management solutions and distribution services, including the movement and storage of freight and the assembly of inventory. Based upon 3PL reported 2022 financial results, Armstrong & Associates, a leading supply chain market research firm, estimates that U.S. 3PL Market net revenues (gross revenues less purchased transportation) grew 24% to $148.1 billion and overall gross revenues increased 18.3%, bringing the total U.S. 3PL Market to $405.5 billion in 2022. Statistical trends suggest the market penetration of 3PL providers will expand in the future as companies increasingly redirect their resources to core competencies and outsource their transportation and logistics requirements as they realize the cost-effectiveness of 3PL providers which necessitates the option and superiority of a Direct Freight Network.

Our Strategy

The Company's Direct Freight Network's primary goal is to reduce such reliance on 3PLs and freight brokers. By launching what we believe is a "First-of-its-kind Artificial Intelligence and Data-Driven Freight Network," we do not view our solution as a "competitor." We aim to become a creator of a company-agnostic network built to benefit all parties in the supply chain.

Information Systems and Intellectual Property

With over a decade of research and development under our belt, we have built a direct logistics network to solve industry-wide problems, connecting all parties in a singular transportation ecosystem. By doing so, we aim to be at the forefront of a Transportation Driver and Data Network supported by patented software and blockchain technology, which leverages smart technology to help the trucking industry reach a new level of digitalization and efficiency.

US Patent Number 9,928,475

Our patent is a shipper and carrier interaction optimization platform that may include an internet-based web page, application for a handheld device, a dedicated device with a graphical user interface, or any combination thereof for one or more shipper to enter shipment requirements and/or bids for use of a carrier's equipment. One or more carriers can enter equipment specifications, such as equipment type, availability, and minimum payment amount accepted, as well as bids for employment to ship goods via the Platform. The Platform can automate matching shippers and carriers for each shipment, provide information regarding shipment status and help carriers to maximize the amount of time their vehicles carry cargo. Systems may include a shipper interface, a carrier interface, one or more handheld devices running the Platform, and positioning software and/or hardware to indicate the location of the one or more handheld devices used by shipment carriers.

Patent Application Filed for "Federal Transportation Network Platform"

We have filed a provisional utility patent application with the United States Patent and Trademark Office (the "USPTO") for a "Federal Transportation Network Platform" ("FTN").

The FTN will be built on the foundation of our existing proprietary and patented Platform that provides direct connectivity and communication between shipping companies and carriers (trucking companies). The FTN will provide federal agencies real-time visibility and communication with each of the estimated 1.8 million licensed Department of Transportation ("DOT") commercial trucking companies in the U.S. Further, the Platform will provide the FTN a common, direct and all-encompassing communication link with each of those trucking companies and the estimated 4 million U.S. drivers holding commercial driver licenses that work for those companies.

Our existing patent enables real-time direct communication with and monitoring of all active-duty trucks within the LaneAxis Network, making them visible on a map alongside all relevant carrier and driver information. This, in essence, drives the efficiency of the network and provides the technology and visibility required to build a single, unified FTN. The goal is to create a trucking network Platform that mirrors the Federal Aviation Administration ("FAA"), which maintains perpetual real-time oversight and visibility over all airplanes in the U.S. airspace and beyond.

LaneAxis Trademark

We own the trademark "LaneAxis", which was registered with the USPTO in 2016.

Intellectual Property

With over a decade of research and development we have built a direct logistics network to solve industry-wide problems, connecting all parties in a singular transportation ecosystem. Below is a chart summarizing our patents:

US Issued Patents and Patent Applications

Docket / File #	Patent #	Date Issued	Patent Name
File number: 15/078,965	US 9,928,475	March 27, 2018	Shipper And Carrier Interaction Optimization Platform
Application number: 63255460	Provisional Patent application submitted October 14, 2021	N/A	Federal Transportation Network Platform
Application number: 63321773	Provisional Patent application submitted March 21, 2022	N/A	Smart Contract Based Insurance Certificate

Below is a chart summarizing our registered trademarks and pending applications:

Description	Name / Title	Official No.	Governmental Entity
Trademark Approved	LaneAxis	86935145	USPTO
Trademark Approved	FreightVision	90186768	USPTO
Trademark Approved	DeTran	97249666	USPTO

A B2B Subscription Model, Engineered for Scalability

The future of LaneAxis is the aggregation of data through the network data access charges. The design of the LaneAxis' Network and LaneAxis Network App aims to create multiple revenue streams:

- Carriers pay our Company a subscription-based monthly network membership fee of $29.99 a month (no charge for shippers to join the network). Currently shippers pay our Company a 1% per load transaction fee upon rate confirmation, and a $5.00 per load shipment tracking fee, and carriers are deducted a 1% transaction fee upon final settlement.

- The LaneAxis Network App with truck-specific navigation is free for drivers. From the portal, carriers of any size can register and add drivers for free. When a carrier creates a shipment, they assign it to a driver, then can track the shipment for a fee of only $1.00 our Company and provide the receiver with real-time tracking and direct communication to the driver of his shipment.

- All credit card payments are currently handled by Stripe, a world-leading payment processing company whose clients include Amazon.

Scalability and Growth

Our scalability and growth will largely rely on the usage patterns and data insights gleaned from user interactions on the Platform. We will monitor to improve upon process automation and use artificial intelligence ("AI") for the following metrics in order to continually improve the user experience, and by extension, user engagement resulting in increased revenue.

Registrations: (Mobile and Web separately) - Priority 1

- Users registering from device type Mobile or Web

- Referred by … (User source referral to LaneAxis)

- Number user that do not complete registrations and exit from a specific registration page

- Number of users registered

- Time spent by user on registration (Web and Mobile separately)

- Time spent by user Onboarding data collection screens Pop ups – Carrier

Shipments: (Mobile and Web separately) - Priority 2

- Average Time spent by user on Page

- Most used action from the page (action with count)

- Most visited tab on the page

- Number of times users visits the page (Tab with counts)

- Next tab user navigates to from Shipments (tab and counts)

- Number of time user visits Shipment Tabs (Tab with counts)

- Average time spent on shipment Tabs (Tab with average time)

- Number of Time users create a shipment and exit without completing it.

Bidding: (Mobile and Web separately) - Priority 3

- Average Time spent by user on Page

- Most used action from the page (action with count)

- Number of times users visits the page

- Next tab user navigates to from Bidding (tab and counts)

Home: (Mobile and Web separately) - Priority 4

- Average Time spent by user on Page

- Number of times users visits the page

- Most used action from the page (action with count)

- Next tab user navigates to from Home (tab and counts)

Driver Management: (Mobile and Web separately) - Priority 5

- Average Time spent by user on Page

- Most used action from the page (action with count)

- Number of times user visits Drive details

- Number of times users visits the page (Tab with counts)

Messages: (Mobile and Web separately)

- Average Time spent by user on Page

- Most used Tab from the page (Tab with count)

- Number of times users visits the page (Tab with counts)

Profile: (Mobile and Web separately)

- Average Time spent by user on Page

- Average Time spent by user on Edit Profile

- Number of times users visits the page

- Number of times a user visits other users profiles







Mobile App: Load Bidding *Mobile App: Active Shipment Progress* *Mobile App: In-App Messaging*

Shipper Portal: Active Shipments Dashboard



Data Points and Documents Captured and Stored on Immutable Ledger

Customers, Sales and Marketing

Our core customer base consists of shippers, manufacturers, carriers and drivers, all of whom are utilizing the Platform to make direct network connections, direct freight negotiations, and the tendering and monitoring of all freight movements. We currently have approximately 10,000 carrier companies enrolled in our network, with approximately 300 shipping companies also enrolled. We also offer additional products such as information services to ancillary organizations such as insurance companies and government regulators.

For marketing purposes, we rely on the Campbell Company, a dedicated unaffiliated marketing team based in Bloomfield Hills, Michigan. Additionally, we have added sales staff at our corporate headquarters in Southern California. We also work with external marketing/public relations firms as needed.

Our growth strategy centers around several core directives:

- Increasing existing revenue exponentially per annum;
- Recruiting top talent to refine and strengthen the Platform;
- Continually adding new system features;
- Expanding our technology stack with experienced developers; and
- Continuing to establish corporate and professional partnerships that will expand our reach and influence.

The LaneAxis Direct Network aims to grow the network through its shareholders, partnerships and expanded market dollars. Our core marketing initiatives include the following:

- Immediate recruitment of AAOO's 100,000-member base and NOOA's 40,000+ member base;
- Outbound call center to get shippers on board;
- Aggressive social media campaign;
- Google ad campaign focused on relevant short and longtail keywords;
- OTT (Over the Top) advertising on streaming services such as Netflix and Hulu;
- Television advertising – both local and national;
- Extensive satellite and traditional radio advertising;
- Billboard advertising (traditional and digital) focused on heavily traveled freight lanes;
- Online and print advertising through CCJ digital, Overdrive Online, and other transportation-focused outlets;
- Influencer marketing (with a focus on YouTube);
- In-store advertising and special events at major truck stops; and
- 10-15 trade shows per year including primary sponsorships and speaking slots.

As mentioned prior, LaneAxis has also engaged, and will continue to engage with, third party marketing and public relations companies to ensure maximum reach and exposure to our Platform.

The LaneAxis "Direct Agent Program"

The Direct Agent Program will financially reward Direct Agents (and even those outside the network) who recruit shippers into the Platform. Carriers and other participants will earn a commission on every load moved by Shippers they recruit into the network. This will help grow our Shipper base exponentially and rapidly, while giving Carriers an opportunity to earn significant additional income.

Revenue Model

- Commission is based on LaneAxis' Transactional Revenue per shipment.
- Example: Assuming a $2,000 shipment rate on a single load tendered by an Agent-recruited Shipper:

    o LaneAxis Transactional Revenue: $45
    o Agent is paid 20% of transactional revenue = $9 for single load
    o If agent's shipper moves 900 loads/month at same rate, agent
    o is paid $8,100 per month
    o LaneAxis would generate $32,400/month in transactional revenue from this shipper



Agent Program Dashboard

Competition

The transportation and logistics industries is highly competitive, with thousands of companies competing in the domestic and international markets. We compete with regional, inter-regional and national LTL carriers and, to a lesser extent, with truckload carriers, small package carriers, air freight carriers and railroads. We also compete with third-party logistics providers that determine both the mode of transportation and the carrier. Some of our competitors may have a broader global network and a wider range of services than we do. Competition in our industry is based primarily on service, price, available capacity and business relationships.

We compete on service, reliability, scope of operations, information technology capabilities and price. Some competitors have larger customer bases, significantly more resources and more experience than we do. The health of the transportation and logistics industry will continue to be a function of domestic and global economic growth. However, we believe we will benefit from the growth of e-commerce, as well as from a long-term outsourcing trend that should continue to enable certain sectors of transportation and logistics to grow at rates that outpace growth in the macro-environment.

The LaneAxis Carrier and Shipper Portal's main competitors are FourKites, 10-4, Uber Freight and dexFreight. The competitors listed are load boards with mobile tracking but not a driver network system with queryable access to directly connect to drivers. All of the stated competitors rely on and work directly with freight brokers to obtain shipments for carriers. LaneAxis does not.

As such, we feel the LaneAxis Direct Network has no immediate direct competitor, as it is not a public facing application, but rather serves as a direct connection to and extension of the LaneAxis Network portal. The LaneAxis Network app provides real-time tracking, e-docs and direct connectivity to those enrolled in the Platform.

When it comes to the complete system as a whole, LaneAxis differentiates from its competitors by not only improving the process of moving product today but introducing new KPIs, data, innovative technology and visibility into freight management and movement.

Regulation

As a third-party provider of transportation-focused SaaS, we are not bound by the same regulations as users of our Platform, namely shippers and carriers. We adhere to all relevant business/corporate requirements as set forth by local, regional, state and federal agencies.

We require all users of the Platform to adhere to relevant government/industry regulations affecting their particular sector. Such regulations may impact us directly and indirectly by regulating third-party transportation providers we use to transport freight for our customers.

Seasonality

Our tonnage levels and revenue mix are subject to seasonal trends common in our industry, although other factors, such as macroeconomic changes, could cause variation in these trends. Typically, our results of operations for the quarter ending in March are on average lower than the quarters ending in June, September, and December. This pattern has been the result of factors such as inclement weather, national holidays, customer demand, and economic conditions. Our revenue and operating margins in the first and fourth quarters are typically lower than those during the second and third quarters due to reduced shipments during the winter months; however, the effects of the COVID-19 pandemic on the domestic economy has impacted, and may continue to impact, our normal seasonal trends. More specifically, we experienced a decrease in LTL shipments driven by the impact of a slowdown in the domestic economy associated with the COVID-19 pandemic. Harsh winter weather, hurricanes, tornadoes, floods and other natural disasters can also adversely impact our performance by reducing demand and increasing operating expenses. Although we believe seasonal trends will continue to impact our business, there is always a demand for the network visibility LaneAxis provides, regardless of seasonality factors that may affect certain segments of the economy such as lower production volumes during the winter months of Q1, or volume spikes during the holiday season, which all point to the need for constant network visibility.

Employees

As of December 31, 2022, we had approximately 35 full-time employees, one part-time employee and several consultants. We recognize our trained staff of employees as one of our most critical resources and acknowledge the recruitment, training and retention of qualified employees as essential to our ongoing success.

RISK FACTORS

Risks Relating to Our Business and Industry

We were incorporated in June 2015 for the purpose of developing the LaneAxis Network and have a limited history upon which you can evaluate our prospects, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware in June 2015 and our operations to date have consisted of raising capital, planning, modeling and developing our LaneAxis Network, creating the software and preparing necessary documents and filings in order to implement the LaneAxis Network as currently conceived to enable the LaneAxis Network, developing relationships with potential service providers and generating limited revenue. Accordingly, we have limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception and development of a business operating in a relatively new, highly competitive, and developing industry. We anticipate that our operating expenses will increase for the near future. There can be no assurance that we will ever generate any operating activity or develop and operate the LaneAxis Network. You should consider our limited history and our business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

We have incurred, and in the future may continue to incur, net losses.

We have incurred significant losses in the past. We incurred net loss of $957,605 and $920,858 in our 2022 and 2021 fiscal years, respectively. We will need to generate and sustain significantly increased revenue levels and effectively manage expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. We focus on the long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and carriers, enhance their user experience, and expand the capabilities and scope of our Platform. We believe these efforts are important to our long-term success and future growth, but they may have the effect of increasing our costs, reducing our revenue and increasing our net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. For example, we aim to aggressively expand our market share in LTL verticals, and we may incur substantial costs in connection with such efforts. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. Our strategic investments and acquisitions may also adversely affect our results of operations. As such, we may not be able to achieve, maintain or increase profitability in the future.

Our proposed LaneAxis Network is currently live and fully operational, but is a novel concept that is a business process change that may take time to achieve market acceptance.

Our concept of creating a blockchain based ecosystem and network based on our LaneAxis Network is an industry technology advancement and is currently in the early operational adoption stage. Although operational, there can be no assurance that our LaneAxis Network will achieve full market acceptance. Any failure of the LaneAxis Network to perform as expected will have a material adverse effect on our prospects.

Smart contracts are new and their ongoing development and operation may result in problems or be subject to errors or hacks, which could reduce the demand for ether or cause a wider loss of confidence in the LaneAxis network or the LaneAxis Blockchain, any of which could have an adverse impact on the value of ether.

Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming (i.e., coding errors) can have damaging effects. For instance, coding errors may potentially create vulnerabilities that allow an attacker to drain the funds associated with the smart contract, cause issues or render the protocol unusable. There have been a number of vulnerabilities in various smart contract implementations exploited by hackers since the launch of the Ethereum network in 2015 that have resulted in the loss of ether from accounts. Problems with the development, deployment, and operation of smart contracts may have an adverse effect on the value of ether. In some cases, smart contracts can be controlled by one or more "admin keys" or users with special privileges, or "super users." These users

may have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract.

Many blockchain-based applications/platforms are currently deployed on the Ethereum network, and smart contracts relating to such applications/platforms currently represent a significant source of demand for ether. For smart contracts that hold a pool of digital asset reserves, smart contract super users or admin key holders may be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the digital assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. Super users can also become targets of hackers and malicious attackers. Furthermore, the underlying smart contracts may be insecure, contain bugs or other vulnerabilities, or otherwise may not work as intended. Any of the foregoing could cause users of the LaneAxis network or the LaneAxis Blockchain to be negatively affected, or could cause LaneAxis and/or its technology or products to be the subject of negative publicity. Because the LaneAxis Blockchain is built on the Ethereum blockchain and the Ethereum blockchain represents a significant source of demand for ether, public confidence in the Ethereum network itself could be negatively affected, and the value of ether could decrease, which may have a material adverse effect on the Company's business, operations and financial condition.

The market in which we intend to compete is subject to rapid innovation and change and there is a risk that changes or innovations in the blockchain market may occur while we are developing our LaneAxis Network which could render our business model and developing technology obsolete.

Since its inception, the distributed ledger technology market in general have been characterized by rapid changes and innovations and are constantly evolving. As a result, there is a risk that during the time that we are developing our LaneAxis Network, there may occur changes or innovations which may render our proposed business model and technology obsolete. If we are not able to adapt to such changes or innovations, we may not be able to generate sufficient interest in our LaneAxis Network, which would have a material adverse effect on our prospects.

Our historical financial and operating performance may not be indicative of our future prospects and results of operations due to the limited operating history of some of our business lines, evolving business model and changing market.

We have a limited operating history. It is difficult to predict our future revenues and appropriately budget for our costs and expenses, and the evaluation of our business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from the investors' expectations, the market price of our common stock could fluctuate or decline.

As our business develops or in response to competition, we may continue to introduce new services, make adjustments to our existing services, our business model or our operations in general. We cannot assure you that this new business model will be successful or generate results that meet our expectations, or at all. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our business and results of operations. We also face challenges to successfully develop new Platform features and expand our service offerings to enhance the experience of shippers and carriers. Therefore, it may be difficult to effectively assess our future prospects. As the market, the regulatory environment or other conditions evolve, our existing solutions and services may not continue to deliver the expected business results.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the limited operating history of some of our business lines, as well as our evolving business model and changes in the market in which we operate. These risks and challenges include our ability to, among other things:

- continue to maintain, protect and strengthen our brands;
- attract or maintain a critical mass of shippers and carriers;
- continue to provide superior experience to shippers and carriers;

- keep up with the technological developments and implementation of advanced technologies;
- effectively match carriers with shipments and optimize the related pricing models;
- capture monetization opportunities on our Platform;
- comply with complex and evolving laws and regulations;
- improve our operational efficiency;
- attract, retain and motivate talented employees, particularly sales and marketing and research and development personnel to support our business growth;
- navigate economic conditions and fluctuations;
- implement our business strategies, including the offering of new services; and
- defend ourselves against legal and regulatory actions.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. Issuances of equity or convertible debt securities may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the public offering price of previous offerings. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

Our LaneAxis Network may be vulnerable to hackers and cyber-attacks.

Our LaneAxis Network is internet-based, which makes us vulnerable to hackers who may access the data of our investors and users of the LaneAxis Network. Further, any significant disruption in our operations or the Lane Axis Network could cause investors and potential users to lose trust and confidence in us and our business, which could result in our having to cease operations. In addition, we rely on third-party technology providers, such as Pixelplex and LedgerLink to provide us with blockchain and "market making" elements of our proposed LaneAxis Network and technology. Any disruptions of services or cyber-attacks on our third-party technology providers could harm our reputation and materially and negatively impact our prospects.

Cybersecurity breaches may delay implementation of our business plan and damage our reputation.

As the world becomes more interconnected through the use of the Internet and users rely more extensively on the Internet and the cloud for the transmission and storage of data, such information becomes more susceptible to incursion by hackers and other parties intent on stealing or destroying data on which we rely. We face an evolving landscape of cybersecurity threats in which hackers use a complex array of means to perpetrate cyber-attacks, including, but not limited to, the use of stolen access credentials, malware, ransomware, phishing, structured query language injection attacks, and distributed denial-of-service attacks, among other means. These cybersecurity incidents have increased in number and severity and it is expected that these trends will continue. Should our LaneAxis Network be affected by such an incident, we may incur substantial costs and suffer other negative consequences, which may include, but is not limited to:

- remediation costs, such as liability for stolen assets or information;
- increased cybersecurity protection costs;
- litigation and legal risks, including regulatory actions by state and federal regulators; and
- loss of reputation.

Our LaneAxis Network systems and those of third-party service providers we may engage may be vulnerable to cybersecurity risks. If our security measures are breached and unauthorized access is obtained to our Platform, our business could suffer a material adverse effect.

Our LaneAxis Network involves the processing, storage and transmission of transactions and data. The secure storage and transmission of confidential information over public networks will be a critical element of our operations. Cyber-attacks on our systems could expose us to a risk of misappropriation of this information, leading to litigation, reputational harm and possible liability. Despite the defensive measures we may take, these threats may come from external factors such as governments, organized crime, hackers, and other third parties such as outsource or infrastructure-support providers and application developers or may originate internally from an employee or service provider to whom we have granted access to our computer systems. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our confidential information, our reputation could be damaged, our business would suffer and we could incur material liability. Any such breach could compromise our LaneAxis Network. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws or regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptoasset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptoassets (including NFTs) and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As cryptoassets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network and the Federal Bureau of Investigation) have begun to examine the operations of cryptoasset networks, cryptoasset users and cryptoasset exchange markets.

Ongoing and future regulatory actions could effectively prevent our ongoing or planned business operations, limiting or preventing future business plans and our revenue generation and limiting or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, operations and financial condition.

We also face the risk of operational disruption, failure or capacity constraints of any of the third-party service providers that facilitate our business activities, including clients, the clearing agent and network or data providers. Such parties could also be the source of a cyber-attack on and/or breach of our operational systems, data or infrastructure.

There have been an increasing number of malicious cyber incidents in recent years in various industries, including ours. Any such cyber incident involving our computer systems and networks, or those of third parties important to our businesses, could have a material adverse effect on our business, financial condition and results of operations. A cyber-attack or security breach on our system or that of a third-party service provider could manifest in different ways and could lead to any number of harmful consequences, including but not limited to:

- misappropriation of financial assets, intellectual property or sensitive information belonging to us, our clients or our third-party service providers;
- corruption of data or causing operational disruption through computer viruses or phishing; and
- denial of service attacks to prevent users from accessing our Platform.

Our remediation costs and lost revenues could be significant if we fall victim to a cyber-attack. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our broker-dealer and institutional investor clients to reduce or stop their use of our electronic trading Platform. Moreover, prospective clients may be influenced by such events not to use our trading Platform. We may be required to expend significant resources to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of clients and revenues and litigation, caused by any breaches. We may be found liable to our clients for any stolen financial assets or misappropriated confidential information. Although we intend to continue to implement industry-standard security measures, no assurance can be given that those measures will be sufficient.

Our business model is dependent on continued investment in and development of distributed ledger technologies.

Our business model is dependent on continued investment in and development of distributed ledger technologies. If as a result of regulatory changes, hackers, general market conditions or innovations, investments in distributed ledger technologies become less attractive to investors or innovators and developers, it could have a material adverse impact on our prospects and possibly our ability to continue our developmental operations. It is not possible to accurately predict the potential adverse impacts on us, if any, of current economic conditions on our prospects.

We expect to expend significant resources to undertake any potential future acquisitions of assets, technologies or companies that have services, products, technologies that extend or complement our proposed business, and such acquisitions maybe subject to various risks.

We may in the future acquire assets, technologies or companies that have services, products, technologies that extend or complement our proposed business. The process to undertake a potential acquisition is time-consuming and costly. If we were to undertake in the future any potential acquisition, we expect to expend significant resources to undertake due diligence on each potential acquisition, and there is no guarantee that we would be able to complete any such acquisition that we pursue. Moreover, if we were able to effectuate an acquisition, the process of integrating any such acquired assets or business into us could create unforeseen operating difficulties and expenditures and is itself risky.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

Our success will depend to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use, or take appropriate steps to enforce our intellectual property rights. In addition, our competitors may now have or may in the future develop technologies that are as good as or better than our technology without violating our proprietary rights. Our failure to protect our software and other proprietary intellectual property rights or to utilize technologies that are as good as our competitors' could put us at a disadvantage to our competitors.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patents, trademarks, copyrights, trade secrets, blockchain, smart contracts, Value Transfer Protocol digital assets and confidentiality agreements to protect our proprietary rights. As of the time of this Annual Report, we have one patent, one pending patent application and one registered trademarks in the United States. As of the time of this Annual Report, we had 0 registered trademarks and 0 pending trademark in other countries.

We have invested significant resources to develop these intellectual properties. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all.

We intend to file trademark applications with the United States Patent and Trademark Office seeking registration of our marks. There can be no assurance that the applications will be filed and if filed, if they will be successful or that we will be able to secure significant protection for our trademarks in the United States or elsewhere. Our competitors or others could adopt product or service marks similar to our marks, or try to prevent us from using our marks, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Any claim by another party against us or customer confusion related to our trademark, or our failure to obtain trademark registration, could harm our business.

We may be accused of infringing intellectual property rights of third parties.

Parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all. Though management is not aware of any such cases, other parties may claim that we infringe their intellectual property rights. In the future we may be subject to legal claims of alleged infringement of the intellectual property rights of third parties. The ready availability of damages, royalties, and the potential for injunctive relief has increased the defense litigation costs of patent infringement claims, especially those asserted by third parties whose sole or primary business is to assert such claims. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, and the payment of damages or settlement amounts. Additionally, we may become subject to injunctions prohibiting us from using software or business processes we currently use or may need to use in the future, or requiring us to obtain licenses from third parties when such licenses may not be available on financially feasible terms or terms acceptable to us or at all. In addition, we may not be able to obtain on favorable terms, or at all, licenses or other rights with respect to intellectual property we do not own. As a result, our business and results of operations may be materially and adversely affected.

Our operations have grown substantially since inception. We may not be able to effectively manage our growth, control our expenses or implement our business strategies.

Our operations have grown substantially since inception, which placed significant strain on our management and resources. There can be no assurance that our level of revenue growth will be sustainable or achieved at all in the future. We believe that our growth and expansion will depend on our ability to attract and retain shippers and carriers on our Platform, to increase engagement and transaction activities of users on our Platform, monetize our services, and leverage our scale of business to manage operating costs and expenses. There can be no assurance that we will achieve any of the above.

To manage our growth and expansion, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, including improving our technology infrastructure as well as internal management systems. Expanding into new businesses and developing and adopting new technologies will require us to incur additional labor-related costs, such as compensation, benefit costs and office rental expenses. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with ecosystem participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to adjust our existing offerings or enter into new market segments, and we may have difficulty in satisfying market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain our growth rate or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.

If we are unable to attract or maintain a critical mass of shippers and carriers in a cost-effective manner, whether as a result of competition or other factors, our LaneAxis Network will become less appealing to shippers and carriers, and our financial results would be adversely impacted.

Our success significantly depends on our ability to maintain and increase the scale of our LaneAxis Network by attracting additional shippers and carriers to our Platform in a cost-effective manner. If shippers choose not to use our Platform, we may lack sufficient opportunities for carriers to find shipments, which may reduce the perceived utility of our Platform. Similarly, if carriers choose not to offer their services through our Platform, or elect to offer them through other freight matching channels, we may lack a sufficient supply of carriers to attract shippers to our Platform.

An insufficient supply of shippers and carriers would adversely affect our revenue and financial results. Although we may benefit from having a larger network of shippers and carriers than our competitors, the network effects of our Platform may not result in sufficient competitive advantages or may be overcome by our competitors. Maintaining a balance between shipper demand and trucker supply for any given route at any given time and our ability to execute operationally may be more important to service quality than the absolute size of the network. If our service quality diminishes or our competitors' services achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish our network effects. Additionally, if we fail to cater to the needs and preferences of shippers and carriers, control our costs in doing so or fail to deliver superior user experience, we may not be able to attract additional shippers and carriers in a cost-effective manner, and our business, financial condition and results of operations may be materially and adversely affected.

Transaction activities on our Platform may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of our Platform, the price of shipping orders, dissatisfaction with the quality of service provided by the carriers on our Platform, quality of Platform user support, negative publicity related to our brands, including as a result of safety incidents, or dissatisfaction with our services and offerings in general. If we fail to provide high-quality support, or introduce new or upgraded service offerings, or features that carriers, shippers, as well as ecosystem participants recognize as valuable or if we cannot otherwise attract and retain a large number of shippers and carriers, our revenue would decline, and our business would suffer. In addition, new features and functions on our Platform that may be received positively by one category of users may be viewed as negative to another category of users. Furthermore, although we aim to increase carriers' truck utilization, earnings potential, as well as profitability through smarter and more efficient freight matching, some carriers may view the increased efficiency in overall freight price discovery and negotiation on our Platform as a negative to their gross earnings. Dissatisfied carriers may lodge complaints with regulators, which, regardless of their veracity, may result in possibly heightened attention from regulators, the public and the media. In addition, as our Platform continues to grow, we may introduce additional new features and functions, including pricing mechanisms to automate and minimize negotiations and improve the overall transaction efficiency on our Platform. We are committed to protecting the interests of all of our Platform users and adjusting features and functions on our Platform based on user feedback. However, we cannot assure you that we will not experience user dissatisfaction or receive negative reactions from our users. Any complaints and negative comments resulting from user dissatisfaction or negative reactions may cause government inquiries or substantial harm to our brand, reputation and operations.

Shippers and carriers on our Platform may engage in unethical or fraudulent behaviors that harm the interests of their counterparties. For example, shippers may misrepresent cargo information or refuse to pay shipping fees to carriers; and carriers may raise shipping fees after picking up cargos. We have implemented rules that are designed to protect the interests of shippers and carriers on our Platform and promote honest dealings, but there can be no assurance as to the effectiveness of such rules. Shippers and carriers may feel dissatisfied towards our Platform due to the unethical behaviors of other ecosystem participants. Any decline in the number of shippers or carriers using our Platform or their activity level on our Platform would reduce the value of our network and would harm our future operating results.

We may not succeed in continuing to maintain, protect and strengthen our brand, and any negative publicity about us, our business, our management, our ecosystem participants or the road transportation market in general, may materially and adversely affect our reputation, business, results of operations and growth.

Enhancing the recognition and reputation of our brands is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

- maintain the quality and reliability of our Platform and services offered on our Platform;
- maintain and develop relationships with, shippers, carriers, and other ecosystem participants;
- provide prospective and existing shippers and carriers with superior experiences;
- maintain effective customer service;
- effectively manage and resolve user complaints; and
- effectively protect personal information and privacy of, and any sensitive data received from shippers and carriers.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, regulatory compliance, financial

condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

We are reliant on one main type of service.

All of our current services are variants on one type of service, providing access to shippers and carriers to our Platform. Our revenues are therefore dependent upon the market for such services.

If our solutions and services do not achieve and maintain sufficient market acceptance or provide the expected benefits to ecosystem participants, our financial condition, results of operations and competitive position will be materially and adversely affected.

We have incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and carriers. For example, we plan to have dedicated teams to design and develop user experiences and operations for LTL to better serve the unique user needs of these verticals. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing or new solutions and services and changes to our Platform could fail to maintain or achieve sufficient market acceptance for many reasons, including but not limited to:

- our failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;
- ecosystem participants may not like, find useful or agree with the functions and features of our solutions and/or services, fees charged for our solutions and/or services, or any changes we make;
- our failure to properly price new solutions and services;
- negative publicity about our solutions and services or our Platform's performance or effectiveness;
- our failure to satisfy the expectations of the quality or reliability of our solutions and/or services;
- views taken by regulatory authorities that the new solutions and services or Platform changes do not comply with federal and state laws, rules or regulations applicable to us; and
- the introduction or anticipated introduction of competing solutions and services by our competitors, particularly in the LTL segments.

If our existing solutions and services do not maintain market acceptance, or our new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to ecosystem participants, the level of user engagement and transaction activities on our Platform may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands. In addition, we may incur higher cost and expenses as a result of adjusted or new solutions and services. New solutions and services may also subject us to additional regulatory or licensing requirements. Failure by us to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

If our users, other ecosystem participants or their employees engage in, or are subject to, criminal, violent, fraudulent, inappropriate or dangerous activities, our reputation, business, financial condition, and operating results may be adversely impacted.

We are not able to control or predict the actions of shippers, carriers and other ecosystem participants, either during their use of our Platform or otherwise, and we may be unable to protect or provide a safe environment for ecosystem participants and other third parties as a result of certain actions by shippers, carriers and other ecosystem participants. Such actions may result in accidents, injuries, loss of cargo, truck damage, leakage of sensitive personal information, business interruption, or damages to our financial condition, brands and reputation. Our users may also suffer damages due to false or misleading information posted on our Platform. Although we administer certain qualification measures for shippers and carriers, including requiring identity information from shippers and carriers in the user registration process, these qualification measures may not provide us with all potentially relevant information. Furthermore, if we fail to duly verify the requisite qualifications or licenses of shippers, carriers or other ecosystem participants, we may be subject to fines, penalties or other regulatory actions. In addition, as an online

Platform, we do not inspect the cargos that carriers carry, and such cargos may contain unsafe, prohibited or restricted items. We also do not independently test carriers' driving skills. Consequently, we expect to continue to receive complaints from shippers, and we may become subject to actual or threatened legal action related to trucker conduct.

Due to the large number of transactions on our Platform, we may not be able to identify every incident of inappropriate, illegal or fraudulent activities involving our Platform, or prevent all such activities from occurring. For example, if carriers engage in criminal activities, fraud or misconduct, such as speeding, drowsy driving and other traffic violations, operating beyond licensed scope, or use our Platform as a conduit for criminal or fraudulent activities, shippers may not consider our service offerings safe, and we may receive negative press coverage or regulatory inquiries as a result of our business relationships with such carriers, which would adversely impact our brands, reputation, and business. On the other hand, if shippers engage in criminal or fraudulent activities or misconduct while using our Platform, carriers may be unwilling to continue using our Platform. We cannot assure you our safety measures against potential criminal activities and safety incidents will be effective. If any of these happens, our ability to attract Platform users may be harmed, and our business and financial results could be adversely affected. In such event, claims may also be brought against us for civil or criminal liabilities. In response to allegations of illegal, fraudulent or inappropriate activities conducted through our Platform, relevant governmental authorities may also intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to penalties. Defending or attending to such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

Public reporting or disclosure of safety incidents reportedly occurring on or related to our Platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by carriers or shippers while using our Platform, or even when shippers or carriers are not actively using our Platform. In addition, regulators may decide to hold us liable for incidents caused by shippers or carriers, despite our status as a platform that facilitates transactions between shippers and carriers. Even if these claims or regulatory proceedings do not result in liability or penalties on us, we could incur significant costs in investigating and defending against them or suffer significant reputational damage, which could have a material and adverse effect on our prospects and future growth, including our ability to attract and retain shippers and carriers.

If we fail to effectively match carriers with shipments and optimize our pricing models, our business, financial condition and results of operations could be adversely affected.

We offer shippers and carriers a digital freight platform that matches them efficiently. Our ability to attract shippers and carriers to use, and build trust in, our Platform is significantly dependent on our ability to match suitable shipping orders to reliable carriers. In order to recommend or present suitable shipping orders to carriers, our matching algorithms compare the labels of cargos with those of the trucker and predict the probability for the trucker to accept each shipping order. If the quantity or quality of data available to us for analysis is unsatisfactory, or if our matching algorithms have deficiencies, our matching may not be effective, resulting in low fulfillment rate on our Platform, which in turn would materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, we charge shippers a 1% transaction fee (based on the agreed upon shipment rate) plus a $5 load tracking fee regardless of shipment distance. Carriers are deducted 1% of the agreed upon shipment rate as a transaction fee. Our bidding system generates a price based on the prices of available bids, current bids and awarded bids for shippers to determine the actual price for their shipping orders. The pricing methodology depends on real-time loads that were broadcast to our carrier network via SMS alerts. If our freight pricing models are flawed or ineffective or the data we accumulate are incorrect or incomplete, our price recommendation or estimate could be adversely affected. Shippers may not use our bidding feature if our price recommendation fails to serve as a meaningful reference. With respect to our flat commissions for online transaction service, underestimation of a fair market price for such commissions would result in flawed pricing and our business, brands, reputation, results of operations and financial condition may be materially and adversely affected.

We cannot guarantee that our monetization strategies or our business initiatives will be successfully implemented or generate sustainable revenues and profit.

We are at an early stage of monetizing our Platform services and our monetization model is evolving. We cannot assure you that we can successfully implement our existing business model to generate sustainable revenue. We cannot assure you that we will be able to successfully monetize our online transaction service or generate results that meet our expectations, or at all. If our existing business model fails to maintain market acceptance or we fail to develop or implement new monetization strategies, we may not be able to maintain or increase our revenue or effectively manage any associated costs. In addition, we are exploring and will continue to explore new business initiatives that we believe are important to our long-term success and future growth, but they may have the effect of increasing our costs, reducing our revenue and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods.

Furthermore, we may introduce new products and services or increase investments in products and services for which we have limited scale or operating experience. For example, we plan to have dedicated teams to design and develop user experiences and operations for LTL services, to better serve the unique user needs of these verticals. Our services in these segments may be less profitable than other services. If these new products or services fail to meet our expectations or are unable to attract or engage shippers and carriers or other ecosystem participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technologies to serve our ecosystem participants more efficiently and bring them better user experience. Our success will in part depend on our ability to keep up with the changes in technologies and the continued successful implementation of advanced technology, including AI and data analytics. If we fail to adapt our Platform and services to changes in technological developments in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services, which may be disruptive to our business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Hurdles in implementing technological advances may result in our services becoming less attractive to ecosystem participants, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We may not be able to compete effectively, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

The road transportation market is intensely competitive and characterized by fragmentation and shifting user preferences. We face competition from regional players in local markets and players that focus on certain segments of the road transportation market. We also compete with other companies for value-added services that cater to various essential needs of shippers and carriers. Players that focus on certain segments of the road transportation market may enter into new segments in which we operate and compete with us. Furthermore, large technology companies that have strong brand recognition, substantial financial resources and sophisticated technology capabilities may develop their own digital freight platforms in the future.

Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion and support of their platforms and service offerings. Our competitors may also have longer operating history and greater brand recognition than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Our competitors may be better at developing new solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the road transportation market and intensify the market competition. In response to competition, we may have to lower and/or adjust the various fees that we charge to shippers and carriers or increase our operating expenses and capital expenditures to attract more shippers and carriers, which could materially and adversely affect our business, margins and results of operations. If we are not able to compete effectively, our ability to attract and retain shippers, carriers and other ecosystem participants may be adversely affected, the level of transaction activities and user engagement on

our Platform may decrease and our market share may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

Employee misconduct may expose us to vicarious liabilities, reputational harm and/or economic damages.

Our employees and other service providers play critical roles in ensuring the safety and reliability of our services or our compliance with relevant laws and regulations. Certain of our employees and consultants have access to sensitive information, proprietary technologies and know-hows. We cannot assure you that our employees or consultants will abide by our policies and procedures or that the precautions we take to detect and prevent employee misconduct will be effective. If any of our employees or consultants engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive user information or proprietary information, we and such employees or consultants could be subject to legal claims and liabilities and our reputation and business could be materially and adversely affected as a result. In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

Our business generates, collects, stores and processes a large amount of data, which include sensitive personal information. The improper collection, use or disclosure of such data by us or our employees could materially and adversely affect our reputation, business, results of operations and financial condition.

We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of transactions our Platform facilitates, and such data include sensitive personal information. In particular, we face a number of challenges relating to data from transactions and other activities on our Platform, including:

- protecting the data in and hosted on our system, including against attacks on our system by external parties or misbehavior by our employees;
- addressing concerns related to privacy, security and other factors; and
- complying with applicable laws, rules and regulations relating to the collection, storage, use, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data.

In particular, if we fail to secure our users' identity and protect their identity-specific data, such as their addresses and contact information, our users may be vulnerable to harassments, and their assets may also be put at risk due to data leakages. As a result, we may be held liable for these incidents, and our users may feel insecure and cease to use our services. In addition, any system or technological failure or compromise of our technology system that results in unauthorized access to or release of any personal data of our users or proprietary information of our business operations could significantly harm our reputation and/or result in litigation, regulatory investigations and penalties against us.

Any significant disruption in our mobile apps and information technology systems, including events beyond our control, could prevent us from offering our solutions and services or reduce their attractiveness.

In the event of a system outage, malfunction or data loss, our ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology, mobile apps and information technology systems and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing shippers, carriers and other ecosystem participants. Our information technology infrastructure is currently deployed and our data is currently maintained on customized cloud computing services. Our servers are currently housed at Amazon Web Services (AWS) third-party data center(s), and our operations depend on the service providers' ability to protect our systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer malware, viruses, spamming, phishing attacks or other attempts to harm our systems, criminal acts and similar events, many of which may be beyond our control. Our mobile apps are provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of our mobile apps to users. Moreover, if our arrangement with these service providers are terminated or if there is a

lapse of service or damage to their facilities or if the services are no longer cost-effective to us, we could experience interruptions in our solutions and service as well as delays and additional expense in arranging new solutions and services for shippers, carriers and other ecosystem participants.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with shippers, carriers and other ecosystem participants and our reputation. We may not have sufficient capacity to recover all data and services lost in a timely manner in the event of an outage. These factors could prevent us from matching shippers with carriers or engaging in other business operations, damage our brands and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause shippers, carriers and other ecosystem participants to abandon our solutions and services, any of which could adversely affect our business, financial condition and results of operations.

Information technology is a critical aspect in the efficient operation of our business, failure to maintain or improve our information technology infrastructure could harm our business and prospects.

The efficient and reliable operation of our business depends on our information technology systems. We are continuously upgrading our Platform to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new services and maintaining and upgrading our information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve our information technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when cargo volume is higher on our Platform. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or Platform, such as undetected errors or defects, or are unable to maintain and continuously improve our information technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

Furthermore, our information technology infrastructure and services, including our service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from external suppliers. As our information technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our information technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our information technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our Platform and services, which would materially and adversely affect our business and reputation.

Any failure by us or our business partners to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We and our business partners and third-party payment service providers are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the Department of the Treasury Financial Crimes Enforcement Network (FinCEN). If any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industries relevant to our business, such as any failure of online transaction Platform(s) to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our quarterly results of operations, including the levels of our revenue, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of the share of our common stock. Factors that may cause fluctuations in our quarterly financial results include:

- our ability to attract or maintain a critical mass of shippers and carriers;
- the levels of user engagement and transaction activities;
- the mix of solutions and services we offer;
- the amount and timing incurring our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;
- our focus on the long-term success and future growth, instead of near-term profit;
- our ability to execute our monetization strategies;
- network outages or security breaches;
- general economic, industry and market conditions; and
- changes in applicable laws and regulations.

In addition, the available working days of shippers and carriers, national holidays and the number of business days during a given period may also create seasonal impact on our results of operations. On an industry basis, Q1 transaction volume on our Platform tends to be lower due to the slowdown following the holidays. In addition, some shippers operate in industries where shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods, as we cannot influence or forecast many of these factors. The quarterly fluctuations in our revenue and results of operations could result in volatility and cause the price of our common stock to fall. As our revenue grows, these seasonal fluctuations may become more pronounced.

The successful operation of our business depends upon the performance, reliability and security of the internet infrastructure in certain regions.

The successful operation of our business depends on the performance and reliability of the internet infrastructure and telecommunications networks. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our Platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Further, if internet access fees or other charges to internet users increase, our user engagement and transaction activities may decline and our business may be harmed.

Our business depends upon the interoperability of our LaneAxis Network app across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our Platform is its broad interoperability with a range of devices, operating systems, and third-party applications. Our Platform is accessible from devices running various operating systems such as iOS and Android and the web portals for personal computers. We depend on the accessibility of our Platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify our Platform to assure its compatibility with that of relevant third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect our business.

We are dependent on app stores to distribute our LaneAxis Network App.

We currently cooperate with Apple's app store and Android app stores to distribute our LaneAxis Network app to users. As such, the promotion, distribution and operation of our applications are subject to such distribution

platforms' standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our applications, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including claims arising from our freight brokerage service. We may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters.

These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, value-added telecommunication services laws, intellectual property laws, securities laws, financial services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Our business depends substantially on the continuing efforts of our directors, executive officers, senior management, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continuing efforts of our directors, executive officers, senior management, and key employees and qualified personnel. In particular, we rely on the leadership, expertise, experience and vision of our directors and senior management team. If one or more of our directors, executive officers, senior management, key employees or qualified personnel were unable or unwilling to continue their services with us, whether due to resignation, accident, health condition, family considerations or any other reason, we might not be able to find their successors, in a timely manner, or at all. The size and scope of our Platform also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels. Since the road transportation industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees.

We do not currently have key man insurance for our directors, executive officers, senior management or other key employees. If any of our key employees terminate his or her services or otherwise becomes unable to provide continuous services to us, our business, financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. Each of our executive officers and key employees has entered into an employment agreement with a non-compete clause with us. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to us to compensate our losses arising from the breach. We cannot assure you that we would be able to enforce these non-compete clauses. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-hows and key professionals and staff members.

Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as fulfilled orders, average shipper MAUs and shipper MAUs, among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data, which are subject to our estimates and adjustments. For example, we define (i) active shippers as the aggregate number of registered shipper accounts on our Platform that have posted at least one shipping order on our Platform during a given period, and (ii) shipper MAUs as the number of active shippers in a given month. However, some shippers may use more than one account, and/or may share the same account with other shippers. As a result, our shipper MAUs may understate or overstate the number of shippers who have posted at least one shipping order on our Platform in a given month. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

Our insurance coverage strategy may not be adequate to protect us from all business risks or, if insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed.

We maintain various insurance policies to safeguard against risks and unexpected events. However, we do not maintain business interruption insurance or key-man insurance or any insurance covering liabilities resulting from misconducts or illegal activities committed by our employees, users or business partners. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected. If our insurance carriers change the terms of our policies in a manner unfavorable to us, our insurance costs could increase.

In addition, we are subject to laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Further, shippers using our freight brokerage service may require higher levels of coverage as a condition to entering into contracts with us. Any failure, or perceived failure, by us to comply with laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. These lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements relate to expectations or forecasts for future events, including without limitation our earnings, revenues, expenses or other future financial or business performance or strategies, or the impact of legal or regulatory matters on our business, results of operations or financial condition. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to us as of the date of this Annual Report and on our current expectations, forecasts and assumptions, and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, including: our reliance on one key customer for a substantial percentage of its revenue; our ability to continue as a going concern; if and when required, our ability to obtain additional capital, including to fund our current debt obligations and to fund potential acquisitions and capital expenditures; the effects of the global Covid-19 pandemic; our ability to attract, maintain and increase the number of its users and paid subscribers; our ability to identify, acquire, secure and develop content; our ability to integrate our acquired businesses, the ability of the combined business to grow, including through acquisitions which we are able to successfully integrate, and the ability of our executive officers to manage growth profitably; our ability to maintain compliance with certain financial and other covenants; successfully implementing our growth strategy, including relating to our technology platforms and applications; our management's relationships with industry stakeholders; changes in economic conditions; competition; and other risks and uncertainties set forth in "Risk Factors" starting on page 6, "Cautionary Statement Regarding Forward-Looking Statements" starting on page ii, and elsewhere in this Annual Report . We do not undertake any obligation to update forward-looking statements as a result of as a result of new information, future events or developments or otherwise.

The following discussion and analysis of our business and results of operations for the fiscal year ended December 31, 2022, and our financial conditions at that date, should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Annual Report. As used herein, "LaneAxis," the "Company," "we," "our" or "us" and similar terms refer collectively to LaneAxis, Inc. and its subsidiaries, unless the context indicates otherwise.

Overview of the Company

LaneAxis is a software technology company that has built a proprietary blockchain, customizable smart contract, and global peer-to-peer network serving multiple business verticals, with an immediate focus on the nearly $1 trillion U.S. transportation sector. LaneAxis has built the industry's first broker-free shipper-to-carrier direct freight network. The Company is unrivaled in this endeavor, as all other supply-chain focused tech companies (based on our research) cater largely to freight brokers, rely on existing and in many cases dated technologies, and have shown neither the desire nor capability to create a true direct network.

LaneAxis' patented direct model utilizes the revolutionary power of Immutable Ledger software - and specifically smart contracts - to automate and secure freight movements. All business and shipment rules are written into the smart contracts, including agreement terms, record keeping and payment release to Carriers. Once a shipment is created, the LaneAxis Smart Contract essentially takes over the monitoring and management of the active load - from pickup to final settlement.

While other transportation-focused companies such as Convoy and Fourkites are using existing and ubiquitous technologies as "bolt-ons" to generate revenue, LaneAxis has built its system and software architecture "from scratch." As such, the true value of LaneAxis lies in its Intellectual Property (IP) value, most notably its granted software patents and multiple patents pending:

Shipper and Carrier Interaction Optimization Platform (US Patent Number 9,928,475), Patent Granted: March 27, 2018

Abstract: The platform can automate matching shippers and carriers for each shipment, provide information regarding shipment status, and help maximize the amount of time their vehicles carry cargo. The involvement of brokers, as well as the use of older means of communication and tracking can lead to increased costs or loss of potential income. The increased costs can include increased overhead payments to third parties, and loss of potential income can stem from increased time to find a carrier for each shipment, carriers moving equipment that is not fully utilized, and unexpected delays or exceptions that are not adequately communicated to the shipper. The platform can provide interfaces for tracking any shipment, for generating proof of delivery, for creating lists of preferred shippers or carriers, for generating cost estimates, for locating shipments with origins that coincide with the termination of one shipment, or any combination thereof.

Federal Transportation Network Platform (Provisional Patent application submitted October 14, 2021), Application number: 63255460

Abstract: The present invention provides a network platform enabled to view and communicate with each of the licensed DOT trucking companies. The platform comprises receiving one or more parameters associated with each of the vehicles from an electronic device associated with each of the vehicles through a common communication channel, storing the one or more parameters associated with each of the vehicles in a database, displaying the one or more parameters associated with each of the vehicles and transmitting a message to each of the vehicles through the common communication channel. Standard API integration into the 400+ ELD providers serves as the technical foundation for establishing a single FTN.

Smart Contract Based Insurance Certificate (Provisional Patent application submitted March 21, 2022), Application #: 63321773

Abstract: The method comprising receiving a certificate of insurance associated with a user via a digital platform, creating the non-fungible token by minting the received certificate of insurance to a smart contract, wherein the smart contract resides on a blockchain and storing the non-fungible token in a digital wallet of the digital platform.

The LaneAxis Direct Network potentially is focused on eliminating $200 billion in "managed fees," 28 billion empty truck miles per year and streamlining an industry that lacks transparency, trust and efficiency. We are a technology platform that uses an innovative network, leading technology and product expertise to power movement from point A to point B. We develop and operate proprietary technology applications supporting a variety of offerings on our Platform (the "Platform(s)"). We connect consumers ("Shipper(s)") with independent providers of freight services ("Mobility Driver(s)" or "Drivers") for shipping services. We use this same network, technology, and product expertise to connect shippers with carriers in the freight industry. Our technology is available principally in the U.S.

For the fiscal years ended December 31, 2022 and 2021, we reported revenue of $3.08 million and $1.97 million, respectively.

Basis of Presentation

Our consolidated financial statements for the fiscal year ended December 31, 2022 included elsewhere in this Annual Report have been prepared on the same basis as our audited consolidated financial statements for the fiscal year ended December 31, 2021, and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our consolidated financial statements for the year ended December 31, 2022.

Opportunities, Challenges and Risks

For our fiscal year ended December 31, 2022, we derived 100% of our revenue from end user licensing of our LaneAxis App, which is our primary source of revenue. During fiscal year ended December 31, 2022, we increased revenues by 50%. Our revenue for the fiscal year ended December 31, 2021 was comprised of 100% from Network Revenue. Uncertainties and risks to our outlook include the following: a slowdown in consumer spending, a shift by consumers to spending on services at the expense of goods, a significant increase in transportation supply in the marketplace, and aggressive pricing actions by our competitors, all of which could have a materially negative impact on our revenue, profitability and cash flow in 2023.

Effects of COVID-19

In 2022, we experienced favorable market conditions for our services due to the exposure of global supply chain Issues. Demand for our services indicate strength, as North American consumer spending, particularly on the types of goods that our customers offer, remained robust. The response to the COVID-19 pandemic caused many changes in consumer behavior, including a propensity for consumers to shift spending from services toward goods, and also to increase spending on household goods.

Available transportation capacity in North America continues to be high levels of demand, perceived shortages of available drivers, and challenges with the production of new tractors and other equipment. These factors resulted in strong demand for transportation capacity in 2022, as well as rising prices for transportation services and those of our competitors.

Plan of Operations

We were incorporated on June 4, 2015 and since such time our operations have mostly consisted of capital, raising and related activity and developing and building out the LaneAxis Network, as well as generating revenues in our 2022 and 2021 fiscal years. We generated $3,078,196 and $1,974,762 in revenues in our fiscal years ended December 31, 2022 and 2021, respectively. We incurred a loss of $957,605 and $920,858 in our fiscal years ended December 31, 2022 and 2021, respectively.

We intend to continue to structure the LaneAxis Network components we have and to acquire and/or create the various other necessary components of the LaneAxis Network, to continue the development, build-out and, thereafter, the commercialization of the LaneAxis Network and to further increase our sales force.

Results of Operations for the Years Ended December 31, 2022 and December 31, 2021

Revenue − During the year ended December 31, 2022, we generated $3,078,195 in revenue. During the year ended December 31, 2021, we generated $1,974,762 in revenue. The increase in revenue is primarily due to increased demand for our Network.

Operating expenses − Total operating expenses for the year ended December 31, 2022 were $3,858,716. The operating expenses for the year ended December 31, 2022 consisted of general and administrative expenses of $1,297,932, research and development expenses of $2,217,997 and sales and marketing expenses of $342,787. Total operating expenses for the year ended December 31, 2021 were $2,781,320. The operating expenses for the year ended December 31, 2021 consisted of general and administrative expenses of $1,033,907, research and development expenses of $1,372,162 and sales and marketing expenses of $375,251. The decrease in operating expenses of $1,077,396 from 2021 to 2022 fiscal years was primarily due to the increased demand for our Network.

Net Loss − The net loss for the year ended December 31, 2022 was $957,605. The net loss for the year ended December 31, 2021 was $920,858. Net loss for the 2022 fiscal year versus the prior year increased primarily as a result of substantially higher revenues in the fiscal year 2022, partially offset by the increase in our operating expenses.

Liquidity and Capital Resources

As of December 31, 2022, we had cash of $482,897 and an accumulated deficit of $409,008. As of December 31, 2021, we had cash of $2,590,189 and an accumulated deficit of $4,366,399. Our cash balances as of December 31, 2022 and December 31, 2021 were derived primarily from the completion of the Company's financing activities and substantially higher revenues in 2022 fiscal year.

During the year ended December 31, 2022, we used $2,787,903 of cash in operations, whereas during the year ended December 31, 2021, we used $755,834 of cash in operations. The increase in use of $2,032,069 of cash in operations was primarily due to increased efficiency in processes.

During the years ended December 31, 2022 and 2021, we used $55,121 and $0 of cash in investing activities respectively.

During the year ended December 31, 2022, we generated $735,732 of cash in financing activities, whereas during the year ended December 31, 2021, we generated $3,283,174 of cash in financing activities.

Our auditors have issued a "going concern" opinion, meaning that there is substantial doubt we can continue as an on-going business for the next twelve months unless we obtain additional capital. We must raise cash to implement our plan and stay in business.

Our cash flows from operating activities are significantly affected by our cash-based investments in our operations, including our working capital and corporate infrastructure to support our ability to generate revenue and conduct operations through development of our Platform, cost of services, product development, sales and marketing and general and administrative activities. Cash used in investing activities has historically been, and is expected to be, impacted significantly by our investments in our Platform, our infrastructure and technology for our business offerings. Over the next twelve to eighteen months, our net use of our working capital could be substantially higher or lower depending on the number of transactions that our Platform generates and the amount of users that use our Platform.

In the future, we may utilize commercial financings, bonds, debentures, lines of credit and term loans with a syndicate of commercial banks or other bank syndicates and/or issue equity securities (publicly or privately) for general corporate purposes, including acquisitions and investing in our intangible assets, Platform and technologies. We may also use our current cash and cash equivalents to pay down our debt, in part or in full, subject to any repayment limitation set forth in the applicable debt agreements. Management plans to fund our operations over the next twelve months through the combination of improved operating results, spending rationalization, and the ability to access sources of capital such as through the issuance of equity and/or debt securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us.

Significant Accounting Policies

See Note 2 in our audited financial statements included elsewhere in this Annual Report for details under the caption Summary of Significant Accounting Policies for a discussion of such policies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this Annual Report, our directors, executive officers and significant employees were as follows:

Name	Position	Age	Term of Office
Executive Officers:			
Rick Burnett	Founder, Chief Executive Officer, Acting Chief Financial Officer and Director	57	June 4, 2015 – Present
Mason Burnett	Chief Operating Officer and Director	29	January 1, 2018 - Present
Significant Employees:			
Andrew Rivera	Chief Marketing Officer	50	July 1, 2015 – Present
Harsh Yadav	Chief Technology Officer	32	April 8, 2018 – Present
Elvis Rodrigues	Lead Engineer	32	November 5, 2020 – Present
Jason Smith	President	51	June 2023 - Present
Ellie Burnett	Chief Design Officer	26	April 1, 2020 – Present

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Business Experience

Rick Burnett – Founder, Chief Executive Officer, Acting Chief Financial Officer and Director – Rick's extensive knowledge of mobile technology, blockchain technology, and deep experience in trucking and logistics makes him a natural fit to lead the LaneAxis team. Rick spent 15 years researching and developing a mobile-based

platform that provides real-time tracking and data analytics over freight movements. Rick's software and transportation expertise culminated with the design of a shipper-to-carrier direct optimization platform that was granted a full U.S. Patent in March, 2018 (U.S. Patent No. 9,928,475). Rick incorporated LaneAxis in 2015, but began research and development into a shipper-to-carrier direct model in the 2000s. Prior to launching LaneAxis, Rick was Director of Agilis Systems, now known as "Linxus." Agilis was an early leader in developing GPS-based vehicle and asset tracking for the supply chain. Rick's duties included: SaaS configuration for scalability and highly configurable flexibility, comprehensive security architecture for user authentication, granular data access control, and object ownership. Prior to his time with Agilis, Rick was a partner in two trucking companies: Redline and United States Freight Exchange. Rick graduated with a degree in Business Management from Eastern Illinois University.

Mason Burnett – Chief Operating Officer and Director – Mason oversees all internal operations at LaneAxis. With a background in business systems/administration and a deep knowledge of the freight transportation industry, Mason has over 3 years of experience at LaneAxis, and over a decade of first-hand exposure to the freight transportation industry. Prior to officially joining LaneAxis, Mason attended the University of San Diego where he studied business management, marketing and finance. In his time with LaneAxis, Mason vetted hundreds of companies and potential partners, and has helped forge important alliances for the company.

Andrew Rivera – Chief Marketing Officer – Andrew is an award-winning former TV news journalist with nearly a decade of corporate experience in Public Relations and Marketing. He has worked at LaneAxis since 2015, initially as Communications Director prior to being promoted to his current position as CMO. Andrew has also served as Communications Director for Budbo, a SaaS platform focused on data analytics for the cannabis sector. Andrew entered the Public Relations/Marketing sector in 2012, first working for Morgan Drexen, a provider of back office services to independent attorneys. During his time there, he spearheaded a national PR campaign related to a major lawsuit involving the company. He later worked as the head of Marketing for a leading corporate audiovisual company based in Orange County. Prior to that, he spent 10+ years with Disney ABC Television as a News Writer and Producer. In total, Andrew spent approximately 18 years working in television news in various capacities, including on-air reporting and anchoring. This included stints at NBC Tucson and ABC San Diego. Technically and editorially savvy, he thrives on every opportunity to create imaginative writing and visuals that slice through the clutter. Andrew graduated with honors from the University of Colorado at Boulder with a degree in Broadcast Journalism and Communications.

Harsh Yadav – Chief Technical Officer – Fluent in all coding languages, Harsh has fully immersed himself in the freight logistics and supply chain industries. Focus areas include virtualization, networking, UI, UX, Enterprise Software, Large Scale Systems, Web and Mobile App Development, and the creation of highly scalable cloud platforms. Harsh has been employed full time at LaneAxis since December, 2018, first as Head of Engineering, and later as CTO, a title which he currently holds. Prior to his time with LaneAxis, Harsh spent four years as Lead Engineer for Webdunia, an Information Technology and Services company. Harsh has also served as a Senior Engineer for NewTechFusion and DevoOps Infotech. Harsh graduated from the Institutions of Engineering Management and Technology with a degree in Electronics and Communications Engineering. During his time there he won the "Inter-College Technical Competition" and was named College Scientist of the Year.

Elvis Rodrigues – Lead Engineer – A passionate technology designer and disruptor, Elvis has 12+ years of management experience in ITeS and IT Product sectors with core competencies in handling diverse range of Product Development, Software Solutions, Service Delivery, and Operations. Skilled in Service-Level Agreements, Customer Relationship Management (CRM), Databases, IT Service Management, Product Management, Software Development, Six Sigma and Project Management Body of Knowledge (PMBOK). He uses his expertise in Product development, Design, Roadmap and Blockchain to manage the Product lifecycle at LaneAxis. Prior to his appointment, He spent 3 years as the Head Engineering for a software company called Hedgehog Lab, where he was vital in building 30+ Products in his tenure. Prior to that he worked with Unisys Corporation for 7 years as a Service Delivery Manager, where he was managing IT services such as Network Infrastructure, Service Desk, Cross Functional Operations, Client Relationship and Contractual agreements for Fortune 50 companies. Elvis holds a Degree in Artificial Intelligence from the University of Austin and a Bachelors in Computer Science.

Jason Smith - President - With a B.S. degree in Finance and 20 years of experience in finance, Jason brings a wealth of knowledge and expertise to his role. He also has four years of military/federal law enforcement experience, which has further honed his leadership and problem-solving skills. Jason's career highlights include successfully

launching a new division with a debt resolution company, where he played a pivotal role in managing over $100 million in debt within just over a year.

Ellie Burnett – Chief Design Officer – Ellie manages the Creative Department for LaneAxis, from marketing initiatives to company branding. She has worked full time for LaneAxis since April 2020. She manages all designers, creates content, and runs all social platforms. Ellie creates strategies to engage users while creating designs to capture their attention. Ellie is also the lead planner for special events, conferences, and a multitude of company initiatives, including oversight of external vendors. Ellie boasts a degree in Business Management and Marketing from the Fashion Institute of Design and Merchandising (FIDM). Prior to joining LaneAxis, Ellie worked with numerous high-profile brand names, including fashion designer and brand Karl Kani, where she helped operate day-to-day store operations. This included processing orders and working alongside Karl on future designs. Ellie has coordinated and managed trade show appearances such as MAGIC in Las Vegas. Ellie's expertise extends to styling, coordinating photoshoots, music videos, and editorials. She has also been a wholesale representative and worked with buyers across multiple brands and retail segments. Ellie interned at the design department at Halston Heritage and has retail marketing experience with such prestigious companies such as COACH, Kate Spade & Company and Ted Baker.

Other Team Members/Technical Advisors

Johnny Nguyen - Integrated Services Manager/Shippers - Johnny is a seasoned business development specialist with a wide range of industry experiences including e-Commerce fulfillment, sports venue hospitality, inbound contact call center, and payment processing. Johnny has a wide personal network globally spanning from North America to Europe to Southeast Asia.

Tony Vu - Integrated Services Manager - Carriers - Tony brings a diverse and relevant skillset to the LaneAxis team, having worked with such high profile media companies as MTV and Netflix as a Producer, Coordinator, and Project Manager. Tony has served as Executive Producer on numerous albums, and is an accomplished musician in his own right – boasting over 60,000 subscribers on his Spotify channel.

Shelly Patch - Shipper/Carrier Systems Manager - Shelly specializes in managing and strategizing systems and processes to better serve our network shippers and carriers. Prior to joining LaneAxis, Shelly worked as Shipping Manager, Production Manager and handled International Operations for a luxury furniture company. Shelly has over 8 years of experience in Shipping and Logistics and over 20 years in Office Administration."I'm excited for the opportunity to be a member of the LaneAxis team and help grow a company with so much potential to transform the supply chain," says Shelly. "The concept of connecting shippers directly with carriers is brilliant. LaneAxis' patented brokerless system creates ease of use with shippers and carriers in a way that has never been seen. I look forward to the progression of the company and applying my skills to help elevate the team and our platform."

Binh Nguyen - SEO/Data Specialist - Binh is a Front End Developer, Graphic Designer and SEO/Data Specialist. Binh has spent the last decade working as a software developer, content creator and graphic artist for numerous brands. Prior to that, Binh was Co-Owner of "Neurotic Minds Exposed Clothing" – a popular apparel brand launched in the late 2000s."LaneAxis is a diamond in the rough that undoubtedly will manifest into a beast in the industry," says Binh. "There is no telling how successful this company will be – and the sky is truly the limit. The utility LaneAxis provides is the future of supply chain. When you see an application that can take society to the next level, you need to jump in with both feet – and I'm thrilled to be doing just that."

Mark Williams – Business Development – President and CEO of the Campbell Company and Managing Director of Automotive Technology Solutions. Over 25 years of leadership and organizational building to support business development, brand development and technology implementation in the automotive and transportation industries.

David Patton – Business Development – For over 26 years, David and his agency have specialized in brand Marketing, sales, long-term contract negotiations, and international new product introduction into North America. Customers have included: General Motors, TRW, Ford Motor, Magna International, ZFLS, Tesla Motors, the EPA, and various freight carriers.

Alex Williams – Business Development – Alex is a veteran of the transportation and logistics industry, having worked for and with freight brokerages and directly with large shippers looking to move loads. He has deep experience with the "Big 3" American automakers. Alex also worked for a forward-thinking global insurance brokerage. Alex specializes in risk management, helping clients minimize risk through data-backed insight and innovative solutions.

Andrew Derr - Senior Graphic Designer - Andrew is a graphic design all-star specializing in transforming complex concepts into visually appealing, easy-to-understand illustrations. Andrew graduated from the Belarusian State Academy of Arts, Department of Industrial Design. He then worked for several years as a household appliance designer at a large factory, while also studying other areas of design. Andrew worked closely with the StartEngine team when they completed two successful campaigns on the StartEngine Platform. He's also worked with several major companies including Bosch/Siemens, DJI drones and Image-Line Software. Andrew continually hones his skills by staying current on design trends and best practices, then incorporating that knowledge into his own unique and innate artistic abilities.

Penalties or Sanctions

Other than as provided herein, no director or executive officer of our Company or shareholder holding sufficient securities of our Company to affect materially the control of our Company has been:

- been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
- been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our Bylaws and the provisions of the Delaware General Corporation Law. Our directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until his or her resignation, death or removal in accordance with our Bylaws or the Delaware General Corporation Law.

Our officers are appointed by our Board and hold office until removed by our Board at any time for any reason.

Family Relationships

Mason Burnett and Ellie Burnett are the children of Rick Burnett.

Director Independence

Our Board of directors currently consists of two directors, one of whom serves as our Founder, Chief Executive Officer, Acting CFO and director, and the other is our Chief Operating Officer and director. Our Board has reviewed the independence of our directors and has determined that none of our directors qualify as an independent director pursuant to Rule 5605(a)(2) of Nasdaq and applicable SEC rules and regulations. In making this determination, our Board considered the relationships that each of these directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence.

Conflicts of Interest

Our directors are required by law to act honestly and in good faith with a view to the best interests of our Company and to disclose any interests, which they may have in any project or opportunity of our Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among our Company, our promoters, directors and officers or other members of our management or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director and Named Executive Officer Compensation

The following table represents information regarding the total compensation for our directors and the executive officers as of December 31, 2022:

Name and Capacity in which Compensation was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Rick Burnett CEO, Acting CFO and Director	100,000.00	—	100,000.00
R. Mason Burnett COO and Director	72,000.00	—	72,000.00

Employment, Consulting, and Management Agreements

Except as disclosed herein, there were no agreements or arrangements under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to us or any of our subsidiaries that were: (a) performed by a director or named executive officer of our Company, or (b) performed by any other party but are services typically provided by a director or a named executive officer.

Compensation of Directors

We currently do not pay our directors any compensation for their separate services as members of our Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Common Stock

The following table shows the beneficial ownership of shares of our common stock as of December 31, 2022 held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our shares; (ii) each named executive officer, (iii) each member of the Board of Directors, and (iv) all directors and executive officers as a group. As of December 31, 2022, there were 35,483,698 shares of our common stock issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of our common stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Annual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our common stock as of the date of this Annual Report. Unless otherwise indicated, the business address of each person listed is c/o LaneAxis, Inc., 520 Newport Center Drive, Suite 670, Newport Beach, CA 92669.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Officers:		
All executive officers and directors as a group	11,053,269 (direct)	31.2%
Rick L. Burnett	10,053,269 (direct)	28.3%
R. Mason Burnett	1,000,000 (direct)	2.8%
Greater than 10% Securityholders:		
Rick L. Burnett	10,053,269 (direct)	28.3%

Preferred Stock

During the fiscal year 2020, we issued one share of our Series A Preferred Stock to Rick Burnett. Each share of Series A Preferred Stock shall be entitled to such number of votes that equal the total number of shares of our common stock outstanding and entitled to vote on any voting event as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Series A Preferred Stock otherwise have no economic rights and are not convertible into shares of our common stock. As of December 31, 2022, there was one share of our Series A Preferred Stock issued and outstanding.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under "executive compensation," since the last complete fiscal year, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the total assets at year-end for the last completed fiscal year, and any of our directors, executive officers, holders of more than 5% of shares of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

We have plans to enter into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require us to indemnify a director of our Company to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for us.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant stockholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

In June 2020, we issued approximately 7.7 million shares of our common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to us. As part of such issuance, we issued (i) approximately 4.5 million shares to Rick Burnett, our Founder, Chief Executive Officer, Acting Chief Financial Officer, director and significant stockholder, in consideration of him assigning all of his rights to any and all patents, trademarks and intellectual rights related to our business to us, true up for the conversion of funds previously loaned by him to us and other consideration provided to us for a total value of $2,086,000 based on the same conversion formula as was subsequently provided to our other noteholders, at a price of $0.41 per share, and for providing services to us as our Chief Executive Officer, and (ii) 1 million shares to Mason Burnett, our Chief Operating Officer and director, for his services and contributions to us related to the creation of our blockchain tokenized network, which we believe considerably increased the value of our intellectual property, and for providing services to us.

During the fiscal year 2020, we issued one share of our Series A Preferred Stock to Rick Burnett.

Indebtedness of Directors and Executive Officers

At any time during our last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of our Company nor any associate of any such director, executive officer, or proposed management nominee of our Company or any former director, executive officer or employee of our Company or any of our subsidiaries is or has been indebted to us or any of our subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

Interest of Informed Persons In Material Transactions

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, shares of the Company's common stock, or exercising control or direction over shares of the Company's common stock, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since the commencement of the Company's most recently completed financial year any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.


DESCRIPTION OF SECURITIES


The following is a summary of the rights of our capital shares as provided in our Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and our Bylaws. For more detailed information, please see our Certificate of Incorporation and our Bylaws which have been filed as exhibits to this Annual Report.

General

Our authorized capital stock consists of (i) 75,000,000 shares of our common stock, $0.0001 par value per share (the "common stock"), of which approximately 35,483,698 shares were issued and outstanding as of the date of this Annual Report and (ii) 2,000,000 shares of our preferred stock, $0.0001 par value per share (the "preferred stock"), one of which was issued and outstanding as of the date of this Annual Report and designated as Series A Preferred Stock. Under Delaware law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in us.

Common Stock

We are authorized to issue 75,000,000 shares of our common stock. Holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors on our common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors. We currently have one share of preferred stock outstanding, which has been designated as Series A Preferred Stock.

General

Our preferred stock may be issued from time to time in one or more series. Our board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. In the event that at any time our board of directors shall have established and designated one or more series of preferred stock consisting of a number of shares less than all of the authorized number of shares of preferred stock, the remaining authorized shares of preferred stock shall be deemed to be shares of an undesignated series of preferred stock unless and until designated by our board of directors as being part of a series previously established or a new series then being established by our board of directors. Notwithstanding the fixing of the number of shares constituting a particular series, our board of directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated preferred stock unless and until designated by our board of directors as being a part of a series previously established or a new series then being established by our board of directors. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of our capital stock entitled to vote thereon, without a vote of the holders of our preferred stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Description of Our Series A Preferred Stock

Each share of Series A Preferred Stock shall be entitled to such number of votes that equal the total number of shares of our common stock outstanding and entitled to vote on any voting event as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Series A Preferred Stock otherwise have no economic rights and are not convertible into shares of our common stock.

Share Compensation Plan and Other Incentive Plans

2022 Equity Incentive Plan

The summary of the principal features of the 2022 Plan is qualified in its entirety by reference to the full text of the 2022 Plan. Pursuant to the 2022 Plan, there are 4,000,000 shares of our common stock reserved for future issuance to our employees, directors and consultants. As described below, incentive awards authorized under the 2022 Plan include, but are not limited to, incentive stock options within the meaning of Section 422 of the Code. If an incentive award granted under the 2022 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2022 Plan.

Administration — The 2022 Plan is administered by our board of directors. Subject to the terms of the 2022 Plan, the 2022 Plan administrator may select participants to receive awards, determine fair market value of our shares, determine the types of awards and terms and conditions of awards and interpret provisions of the 2022 Plan, to institute an exchange program (without stockholder approval) pursuant to which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type, and/or cash (except that the 2022 Plan administrator may not, without stockholder approval, reprice any options or stock appreciation rights ("SARs"), or pay cash or issue new options or SARs in exchange for the surrender and cancellation of outstanding options or SARs), modify awards granted under the 2022 Plan, and make all other determinations deemed necessary or advisable for administering the 2022 Plan.

Grants — The 2022 Plan authorizes the grant to participants of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and SARs, as described below:

- Options granted under the 2022 Plan entitle the grantee, upon exercise, to purchase up to a specified number of shares from us at a specified exercise price per share. The exercise price for shares of common stock covered by an option generally cannot be less than the fair market value of common stock on the date of grant unless agreed to otherwise at the time of the grant. In addition, in the case of an incentive stock option granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of stock of our Company or any parent or subsidiary, the per share exercise price will be no less than 110% of the fair market value of our common stock on the date of grant.

- Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee or our board of directors, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

- The compensation committee or our board of directors may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

- The 2022 Plan authorizes the granting of stock awards. Our board of directors will establish the number of shares of our common stock to be awarded (subject to the aggregate limit established under the 2022 Plan upon the number of shares of our common stock that may be awarded or sold under the 2022 Plan) and the terms applicable to each award, including performance restrictions.

- SARs entitle the participant to receive a distribution in an amount not to exceed the number of shares of our common stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of our common stock on the date of exercise of the SAR and the market price of a share of our common stock on the date of grant of the SAR.

Non-Transferability of Awards — Unless the 2022 Plan administrator provides otherwise, the 2022 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments — In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2022 Plan, the 2022 Plan administrator will adjust the number and class of shares that may be delivered under the 2022 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2022 Plan.

Dissolution, Liquidation — The 2022 Plan provides that in the event of a proposed dissolution or liquidation of our Company, to the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Dividends or Dividend Equivalents for Performance Awards — Notwithstanding anything to the foregoing herein, the right to receive dividends, dividend equivalents or distributions with respect to a performance award will only be granted to a participant if and to the extent that the underlying award is earned.

Merger, Change of Control — The 2022 Plan provides that in the event of a merger or a change of control, as defined under the 2022 Plan, each outstanding award will be treated as the 2022 Plan administrator determines, including, without limitation, that each award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation.

Duration, Amendment, and Termination — Our board of directors has the power to amend, suspend or terminate the 2022 Plan without stockholder approval or ratification at any time or from time to time. No change may be made that increases the total number of shares of our common stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year of such change. Unless sooner terminated, the 2022 Plan would terminate ten years after it was adopted.

Forfeiture Provisions — The 2022 administrator may provide by rule or regulation or in any award agreement, or may determine in any individual case, the circumstances in which awards shall be paid or forfeited in the event a participant ceases to be employed by us, or to provide services to us, prior to the end of a performance period, period of restriction or the exercise, vesting or settlement of such award. Except as set forth for options, generally awards will be forfeited if not earned or vested upon termination, unless otherwise provided for in an award agreement.

Adjustments for Stock Dividends and Similar Events — The 2022 Plan administrator will make appropriate adjustments in outstanding awards and the number of shares of common stock available for issuance under the 2022 Plan, including the individual limitations on awards, to reflect dividends, splits, extraordinary cash dividends and other similar events.

Pre-emptive Rights

As of the date of this Annual Report, no holder of any shares of our common stock or Series A Preferred Stock have pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not disclosed herein.

Dividend Policy

We have never declared or paid any dividends on our common stock. We do not have a dividend policy. To date, the company has not retained earnings for reinvestment but may do so in the future. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Oversight and Description of Named Executive Officer and Director Compensation

Our Board is responsible for the oversight of our strategy, policies and programs on the compensation and development of senior management and directors.

Compensation for our executive officers is intended to reflect a fair evaluation of overall performance and is intended to be competitive in aggregate with levels of compensation of comparable companies. Our compensation structure is primarily composed of a base salary. We generally strive to use long term incentives, such as performance incentives for executive management and to provide the opportunity for overall compensation of employees, including executives, to be above industry average levels as well as to increase the alignment of interests between employees, executive management and shareholders.

We do not have a pension plan benefit program in place. Therefore, there were no payments or benefits in connection with a defined benefit or a defined contribution plan and no annual incentive plan or long-term incentive plan awards offered to the Named Executive Officers during our most recently completed financial year.

Given the current stage of development and the limited elements of executive compensation, our board of directors believes it has effective risk management and regulatory compliance relating to its compensation policies used in determining executive compensation. Risks related to compensation are taken into consideration as part of the general review and determination of executive compensation by our board of directors. Inappropriate and excessive risks by executives are mitigated by our regular board of directors meetings during which financial and other information of our Company is reviewed, and which information includes executive compensation. Interested directors declare their interest and abstain from voting on compensation matters. No risks have been identified arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on us.

Transfer Agent

Vstock Transfer, LLC is the transfer agent for our common stock. Vstock Transfer, LLC's address is 18 Lafayette Place, Woodmere, NY 11598; its telephone number is (212) 828-8436; its website is www.vstocktransfer.com. No information found on Vstock Transfer, LLC's website is part of this Annual Report.

DealMaker Transfer Agent LLC (dba DealMaker Shareholder Services) is the transfer agent for the shares sold in our Regulation A Offering. DealMaker Shareholder Services' address is 16540 Pointe Village Dr., Suite 201 (J),

Lutz, Fl, 3355818; its telephone number is (888) 999-9108; its website is www.dealmaker.tech. No information found on DealMaker Shareholder Services' website is part of this Annual Report.

LANEAXIS, INC.

(a Delaware corporation)

Financial Statements and Independent Auditor's Report

for the calendar years ended

December 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

October 4, 2023

To: Board of Directors, LANEAXIS, INC.
        Attn: Rick Burnett
Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of LANEAXIS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2022 and 2021, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Critical Audit Matters

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

October 4, 2023

LANEAXIS, INC.
BALANCE SHEET
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	482,897	$	2,590,189
Accounts receivable		2,015,000		0
Total current assets		2,497,897		2,590,189
Property and equipment, net		54,251		5,538
Intangible assets, net		1,643,511		1,814,205
Total Assets	$	**4,195,659**	$	**4,409,932**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Interest payable		50,099		42,499
Convertible notes and credit line payable – current portion		190,000		190,000
Total Current Liabilities		240,099		232,499
Total Liabilities		240,099		232,499
SHAREHOLDERS' EQUITY				
Common Stock (50,000,000 shares of $0.0001 par value per share, authorized, 34,562,607 and 34,562,607 shares issued and outstanding as of December 31, 2022 and 2021, respectively)		3,456		3,456
Preferred Stock (2,000,000 shares of $0.0001 par value per share, authorized; Series A Preferred Stock, $0.0001 par value per share, 1 shares authorized, 1 and 1 shares issued and outstanding as of December 31, 2022 and 2021, respectively)		-		-
Additional paid-in capital		8,557,640		8,540,376
Subscriptions received for shares not yet issued		718,468		
Retained earnings, less distributions		(5,324,004)		(4,366,399)
Total Shareholders' Equity		3,955,560		4,177,433
Total Liabilities and Shareholders' Equity	$	**4,195,659**	$	**4,409,932**

LANEAXIS, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022		**2021**	
Revenues	$	3,078,196	$	1,974,762
Operating expenses				
General and administrative		1,297,932		1,033,907
Research and development		2,217,997		1,372,162
Sales and marketing		342,787		375,251
Total operating expenses		3,858,716		2,781,320
Net Operating Income (Loss)		(780,520)		(806,558)
Depreciation and amortization (expense)		(177,102)		(177,102)
Interest income (expense)		17		48
Other income		0		62,754
Tax provision (benefit)		0		0
Net Income (Loss)	$	(957,605)	$	(920,858)

LANEAXIS, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Subscriptions Received for Unissued Shares	Retained Earnings	Total Shareholder Equity
	# of shares	$				
Balance as of January 1, 2021	**29,485,653**	**$ 2,949**	**$ 5,026,767**	**$ 0**	**$ (3,445,541)**	**$ 1,584,175**
Issuance of shares, net of offering costs of $136,314	5,076,954	508	3,614,810			3,615,318
Founder's reduction of capital			(101,202)			(101,202)
Net loss					(920,858)	(920,858)
Balance as of December 31, 2021	**34,562,607**	**$ 3,456**	**$ 8,540,376**	**$ 0**	**$ (4,366,399)**	**$ 4,177,433**
Capital contributions				718,468		718,468
Founders increase in capital			17,264			17,264
Net loss					(957,605)	(957,605)
Balance as of December 31, 2022	**34,562,607**	**$ 3,456**	**$ 8,557,640**	**$ 718,468**	**$ (5,324,004)**	**$ 3,955,560**

LANEAXIS, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Operating Activities		
Net Income (Loss)	$ (957,605)	$ (920,858)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation and amortization	177,102	177,102
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(2,015,000)	109,770
Increase (Decrease) in accounts payable	0	(120,977)
Increase (Decrease) in interest payable	7,600	(871)
Net cash used in operating activities	(2,787,903)	(755,834)
Investing Activities		
Costs of fixed and intangible assets	(55,121)	0
Net cash used in investing activities	(55,121)	0
Financing Activities		
Proceeds from / (repayment of) notes payable	0	(210,000)
Forgiveness of PPP loan	0	(20,942)
Costs of offering	0	(136,314)
Founder contribution (distribution)	17,264	(101,202)
Proceeds from share issuances	718,468	3,751,632
Net cash provided by financing activities	735,732	3,283,174
Net change in cash and cash equivalents	(2,107,292)	2,527,340
Cash and cash equivalents at beginning of period	2,590,189	62,849
Cash and cash equivalents at end of period	$ 482,897	$ 2,590,189
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0

NOTE 1 – NATURE OF OPERATIONS

LANEAXIS, INC. (which may be referred to herein as the "Company", "we," "us," or "our") was incorporated in Delaware on June 4, 2015. The Company is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

The Company is still in an early development stage and has relied on securing loans, funding from share and note issuances and proceeds from product sales. As of December 31, 2022, the Company has produced negative cash from the operations of the business; however the Company completed a fundraising round that provides the Company with cash for at least the next 12 months. If the Company exceeds its projected burn rate or cost calculations and cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may be required to cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These

adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2022, the Company faced economic uncertainty due to the economic conditions, including rising inflation and interest rates, in the United States.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $482,897 and $2,590,189 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which

there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of December 31, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740

also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's intends to derive revenue with end user licensing and services of the Company's app. The Company has also had numerous contracts with an affiliate company, AXIS Token International, Ltd. ("ATI"), which is owned by Rick Burnett, the Chief Executive Officer and Director and significant stockholder of the Company, and Mason Burnett, the Chief Operating Officer and a Director of the Company, totaling approximately $2,300,000 for the year ended 2022. The Company believes that these amounts are reasonably collectible as ATI intends to liquidate some of its token holdings in 2023 to satisfy the outstanding invoices of the Company.

Accounts Receivable
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04")*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment.

A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

As of December 31, 2022 and 2021, property and equipment, net of accumulated depreciation consists of the following balances:

	2022	2021
Beginning balance	$ 5,538	$ 9,016
Add: Computer equipment purchases	52,191	0
Less: Current year depreciation expense	(3,478)	(3,478)

	Ending balance	$ 54,251	$ 5,538

Accumulated depreciation for property and equipment for the fiscal years ended December 31, 2022 and 2021 totaled $15,331 and $11,853, respectively.

NOTE 4 – INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

	2022	2021
Beginning balance	$ 1,814,205	$ 1,987,829
Add: Capitalized costs	2,930	0
Less: Amortization expense	(173,624)	(173,624)
Ending balance	**$ 1,643,511**	**$ 1,814,205**

Accumulated amortization for the fiscal years ended December 31, 2022 and 2021 was $963,781 and $790,157, respectively.

NOTE 5 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2022, the Company had federal net operating loss ("NOL") carryforwards which can be used to offset up to 80 percent of a future year's taxable income. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing

authority, based on the technical merits of the position. As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 6 – EQUITY

Common Stock
The Company's authorized share capital as of December 31, 2022 consisted of 50,000,000 shares, $0.0001 par value per share, designated as common shares. As of December 31, 2022 and 2021, 34,562,607 and 34,562,607 of common shares were issued and outstanding, respectively.

In August 2022, the Company launched its Regulation A+ public offering of the shares of its common stock at an offering price of $2.10 per share, pursuant to the Company's Offering Statement on Form 1-A, as amended, filed by the Company with the U.S. Securities and Exchange Commission (the 'SEC") and which was qualified by the SEC on August 4, 2022 (the "Reg A Offering"). As of December 31, 2022, the Company has sold $718,468 worth of commitments to its common stock in the Reg A Offering but has yet to issue those shares of the Company's common stock. Upon qualification of the Company's post-effective amendment to Form 1-A related to the Reg A Offering, of which this Offering Circular forms a part, the Company intends to continue the Reg A Offering as described in the Post-Effective Amendment.

Preferred Stock
The Company's authorized share capital as of December 31, 2022 consisted of 2,000,000 shares, $0.0001 par value per share, designated as preferred shares. In June 2020, the Company designated one share of preferred stock as "Series A Preferred Stock." The one share of preferred stock was issued to Rick Burnett, the Company's Founder, Chief Executive Officer and a Director, in June 2020. The Series A Preferred Stock share is not convertible into shares of the Company's common stock, does not entitle the holder to any economic interests and solely provides the holder with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company. One (1) share and one (1) share of Series A Preferred Stock is issued and outstanding as of December 31, 2022 and 2021, respectively.

Other Issuances and *Repayment of Debt*
In June 2020, the Company issued approximately 7.7 million shares of its common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company, as private issuances

exempt from registration under in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506 promulgated under Regulation D under the Securities Act, the proceeds of which were used as working capital. As part of such issuance, the Company issued (i) approximately 4.5 million shares of common stock to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in consideration of Mr. Burnett's assignment of all patents, trademarks and intellectual rights related to the Company's business to the Company, true up for the conversion of previously loaned funds and other consideration provided to the Company for a total value of $2,086,000 based on the same conversion formula (two times the principal loan amount) as was subsequently provided to other noteholders of the Company, at a price of $0.41 per share, and for providing services to the Company as its Chief Executive Officer and as a member of the Company's Board of Directors, and (ii) 1 million shares of common stock to Mason Burnett, a key consultant (currently the Company's Chief Operating Officer) and a director of the Company, for his services and contributions to the Company related to the creation of the blockchain tokenized network ,which the Company believes considerably increased the value of its intellectual property, and for providing services to the Company as a member of its Board of Directors.

In 2021, the Company raised another approximately $4,931,000 in gross proceeds by issuing 4,482,548 shares of common stock to investors in an offering pursuant to Regulation CF.

On April 4, 2022, the Company filed its Offering Statement on Form 1-A under the Securities Act with the SEC, which was qualified by the SEC on August 4, 2022. Pursuant to such Offering Statement, in August 2022, the Company launched its offering of shares of its common stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation A+ promulgated thereunder (the "Regulation A Offering"). As of September 30, 2023, the Company issued an aggregate of 1,032,652 shares of common stock, consisting of: (i) 794,348 shares of common stock; and (ii) 238,304 bonus shares, for gross proceeds of $1,668,130.80, in the Regulation A Offering.

NOTE 7 – DEBT

As of December 31, 2022, the outstanding balance of the Company's convertible note is $190,000. The entire balance was classified as current.

In 2020 and 2021, the Company received a loans in the amount of approximately $41,833 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for and received confirmation that these loans have been forgiven in 2021.

NOTE 8 – RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent (12%) per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2022, this loan remains outstanding.

As this transaction is with a party related to the Company, there is no guarantee that the terms are arm's length.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any material operating leases as of December 31, 2022 and 2021.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Currently, the Company is subject to litigation from a former contractor of the Company who asserts that it and its affiliates are entitled to be issued by the Company an additional 6.5 million shares of common stock and options to purchase 6.5 million shares of common stock at an exercise price of $0.20 per share, in each case earned in exchange for the performance of services. Sellers prepared the financials for the 2019 Reg CF. Sellers has not been involved or had any communication with anyone and has not had any service for the Company since 2019. The Company intends to cease its efforts in pursuing and defending this litigation. The outcome of this litigation will likely result in a judgment against the Company and Mr. Burnett, such that Sellers will succeed in his efforts and the relief sought by him in this action; to wit, Mr. Sellers' complaint alleges multiple causes of action against the Company and Mr. Burnett including breach of promissory note (plus interest) and issuance of allegedly agreed to shares of the Company's common stock and options to purchase the Company's common stock in the amounts stated in the complaint. Plaintiff is also seeking other damages, which shall be determined at trial, if any, plus interest, attorneys' fees and costs and other such relief as the court may award.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

As of September 30, 2023, the Company issued an aggregate of 1,032,652 shares of common stock, consisting of: (i) 794,348 shares of common stock; and (ii) 238,304 bonus shares, for gross proceeds of $1,668,131, in the Regulation A Offering which includes proceeds received in 2022.

Management's Evaluation

Management has evaluated subsequent events through October 4, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

PREVIOUS OFFERINGS

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,069,715.42
Number of Securities Sold: 2,756,430
Use of proceeds: StartEngine Platform fees and related marketing fees, Tech development/features, Operations, Driver relationship support, and addition of new team members, IP work and general working capital.
Date: February 21, 2020
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 7,700,000
Use of proceeds: shares issued to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company.
Date: June 30, 2020
Offering exemption relied upon: Rule 506(b) and/or Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,630,000
Use of proceeds: The Company issued approximately 1.63 million shares of its common stock to certain consultants and service providers in consideration of various services provided by such consultants and service providers to the Company, in consideration of the conversion of $245,000 in outstanding convertible notes of the Company, and otherwise for cash
Date: August 31, 2020
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1
Use of proceeds: One share of Series A Preferred Stock issued to the Company's CEO as described in the Company Securities section.
Date: June 30, 2020
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,930,803
Number of Securities Sold: 4,482,548
Use of proceeds: StartEngine Platform fees and related marketing fees, Tech development/features, Operations, Driver relationship support, and addition of new team members, IP work and general working capital.
Date: December 31, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $718,468
Number of Securities Sold: As of September 30, 2023, the Company issued an aggregate of 1,032,652 shares of common stock, consisting of: (i) 794,348 shares of common stock; and (ii) 238,304 bonus shares, for gross proceeds of $1,668,130.80, in the Regulation A Offering
Use of proceeds: Offering expenses, filing fees and related marketing fees, to evaluate the acquisition of businesses, intellectual property, products and technologies.
Date: August 4, 2022
Offering exemption relied upon: Regulation A+

COMMON STOCK ISSUANCES

During the fiscal year ended December 31, 2019, we issued 3,855,482 shares of our common stock for services and other consideration and as a result of the conversion of certain of our outstanding promissory notes.

On February 21, 2020, we issued 2,756,430 shares of our common stock for $1,069,715.42 for general working capital, research and development and other consideration.

On June 30, 2020, we issued 7,700,000 shares of our common stock to certain consultants, service providers and related parties in consideration of various services provided by such persons to us.

On August 31, 2020, we issued 1,630,000 shares of our common stock to certain consultants, service providers and related parties in consideration of various services provided by such persons to us.

In 2020, we completed an offering of approximately 2.61 million shares of our common stock for total gross proceeds of approximately $1,070,000 in a securities offering exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Regulation Crowdfunding promulgated thereunder.

On September 23, 2021, we issued 66,376 shares of our common stock as a result of the conversion of certain outstanding promissory notes in the amount of $30,446.58.

On November 3, 2021, we issued 295,082 shares of our common stock to certain parties in consideration of their investment into our former subsidiary, at a price of $0.61 per share of common stock.

In 2021, we raised approximately an additional $3.6 million net of offering costs by issuing shares of our common stock in reliance on Regulation Crowdfunding promulgated under the Securities Act.

As of September 1, 2023, the Company issued 1,032,652 shares of its common stock, including any bonus shares, for gross proceeds of $1,088,256 in the Regulation A Offering.

We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 506 promulgated under Regulation D, Rule 701 and/or Regulation CF promulgated under the Securities Act. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

ONGOING REPORTING COMPLIANCE

We have previously failed to comply with the requirements of Regulation Crowdfunding as we did not file an Annual Report on Form C-AR for the fiscal year ending 2022 within 120 days after the end of our fiscal year ended December 31, 2022 and are now filing this Annual Report to regain compliance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Section 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Annual Report on Form C-AR to be signed on its behalf by the duly authorized undersigned on this 19th day of October 2023.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

LaneAxis, Inc.

B*y*: /s/ *Rick Burnett*

Name: Rick Burnett

Title: Founder, Chief Executive Officer and Acting Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Section 227.100 et seq.), this Annual Report on Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Rick Burnett* Rick Burnett	Founder, Chief Executive Officer, Acting Chief Financial Officer and Director	October 19, 2023
/s/ *Mason Burnett* Mason Burnett	Chief Operating Officer and Director	October 19, 2023